UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant	☒
Filed by a Party other than the Registrant	☐

Check the appropriate box:

☒ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission only (as permitted by Rule 14a-6(e)(2))

☐ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Under Rule 14a-12

AWARE, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee paid previously with preliminary materials.

☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

* * * * *



November 30 , 2023

Dear Fellow Stockholder:

You are cordially invited to attend a Special Meeting of Stockholders of Aware, Inc. ("Aware") to be held at Aware's corporate office, located at 76 Blanchard Road in Burlington, Massachusetts 01803 on January 17, 2024 at 10:00 a.m. local time. The attached notice and proxy statement (the "Proxy Statement") describe the formal business to be transacted at the meeting.

We are furnishing proxy materials to our stockholders over the Internet. You may read, print and download our Proxy Statement at www.proxydocs.com/AWRE. On December 1, 2023 we mailed our stockholders a notice containing instructions on how to access these materials and how to vote their shares. The notice provides instructions on how you can request a paper copy of these materials by mail, by telephone or by email. If you requested your materials via email, the email contains voting instructions and links to the materials on the Internet.

You may vote your shares by proxy or in person at the Special Meeting. The Special Meeting is being held for the following purposes:

- to approve a stock option exchange program for certain eligible employees, including executive officers, to exchange certain outstanding stock options for stock options with a lower exercise price; and

- to approve the 2023 Equity and Incentive Plan, which will replace the outdated 2001 Nonqualified Stock Plan.

The board of directors of Aware has determined that the matters to be considered at the Special Meeting are in the best interests of Aware and its stockholders. For the reasons set forth in the Proxy Statement, the board of directors unanimously recommends a vote "FOR" the stock option exchange program and "FOR" the 2023 Equity and Incentive Plan.

On behalf of the board of directors and the officers and employees of Aware, I would like to take this opportunity to thank our stockholders for their continued support of Aware. We look forward to seeing you at the meeting.

Sincerely,

/s/ Robert A. Eckel

Robert A Eckel
Chief Executive Officer and President

PRELIMINARY PROXY STATEMENT
SUBJECT TO COMPLETION

Aware, Inc.

Notice of Special Meeting of Stockholders

to be held on January 17, 2024

Aware, Inc. hereby gives notice that it will hold Special Meeting of Stockholders (the "Special Meeting") at the offices of Aware, Inc., 76 Blanchard Road, Burlington, Massachusetts on January 17, 2024 beginning at 10:00 a.m., local time, for the following purposes:

1. to approve a stock option exchange program for certain eligible employees, including executive officers, to exchange certain outstanding stock options for stock options with a lower exercise price;

2. to approve the Aware, Inc. 2023 Equity and Incentive Plan, which will replace the outdated 2001 Nonqualified Stock Plan; and

3. to transact such other business as may properly come before the Special Meeting and any adjournments or postponements of the Special Meeting.

The board of directors has fixed the close of business on November 8, 2023 as the record date for the determination of the stockholders of Aware entitled to receive notice of the Special Meeting and to vote at the Special Meeting. Only stockholders of record on that date are entitled to receive notice of the Special Meeting and to vote at the Special Meeting or any adjournment thereof.

We are pleased to take advantage of Securities and Exchange Commission rules that allow companies to furnish their proxy materials over the Internet. We are mailing to our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The notice contains instructions on how to access those documents and to cast your vote via the Internet. The notice also contains instructions on how to request a paper copy of our proxy materials. This process allows us to provide our stockholders with the information they need on a more timely basis, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials.

By order of the board of directors,

ROBERT A. ECKEL
Chief Executive Officer and President

November 30 , 2023
Bedford, Massachusetts

YOUR VOTE IS IMPORTANT
Please sign and return the enclosed proxy or vote your proxy over the Internet or by telephone, whether or not you plan to attend the meeting.
Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders to Be Held on January 17, 2024. The Proxy Statement is available on the following website: www.proxydocs.com/AWRE.
This website does not use "cookies" to track or identify visitors.

Aware, Inc.
76 Blanchard Road
Burlington, Massachusetts 01803
(781) 687-0300

PROXY STATEMENT

SPECIAL MEETING OF STOCKHOLDERS

to be held on January 17, 2024

This proxy statement relates to a special meeting of stockholders (the "Special Meeting") of Aware, Inc. ("Aware"). The Special Meeting will take place as follows:

Date: January 17, 2024

Time: 10:00 a.m.

Place: Aware, Inc.
76 Blanchard Road
Burlington, Massachusetts 01803

Our board of directors is soliciting proxies for the Special Meeting and adjournments of the Special Meeting. If a stockholder returns a properly executed proxy or votes his or her proxy over the Internet or by telephone, the shares represented by the proxy will be voted in accordance with the stockholder's directions. If a stockholder does not specify a vote on any proposal, the shares covered by his or her proxy will be voted on that proposal as management recommends. We encourage stockholders to vote on all proposals. A stockholder may revoke his, her or its proxy at any time before it has been exercised.

We are mailing this proxy statement and the enclosed form of proxy to stockholders on or about December 1, 2023.

TABLE OF CONTENTS

GENERAL INFORMATION

Purpose of the Special Meeting

At the Special Meeting, we will submit two proposals to our stockholders:

Proposal One: Approve a stock option exchange program for certain eligible employees, including executive officers, to exchange certain outstanding stock options for stock options with a lower exercise price (the "Option Exchange Program"); and

Proposal Two: Approve the Aware, Inc. 2023 Equity and Incentive Plan (the "2023 Plan"), which will replace the outdated 2001 Nonqualified Stock Plan, as amended (the "2001 Plan").

We do not intend to submit any other proposals to the stockholders at the Special Meeting. Our board of directors was not aware, a reasonable time before mailing this proxy statement to stockholders, of any other business that may be properly presented for action at the Special Meeting. If any other business comes before the Special Meeting, the persons present will have discretionary authority to vote the shares they own or represent by proxy in accordance with their judgment, to the extent authorized by applicable regulations.

Record date

Our board of directors has fixed the close of business on November 8, 2023 as the record date for the Special Meeting. Only stockholders of record at the close of business on that date are entitled to receive notice of the meeting and to vote at the meeting or any adjournment of the meeting. At the close of business on the record date, there were issued and outstanding 20,991,726 shares of our common stock, each of which is entitled to cast one vote. A list of stockholders entitled to notice of the Special Meeting is available for inspection by any stockholder during the period from two business days after the date hereof through the Special Meeting at our principal office at 76 Blanchard Road, Burlington, MA.

Methods of voting

The shares represented by your properly signed proxy card will be voted in accordance with your directions. If you do not specify a choice with respect to a proposal for which our board of directors has made a recommendation, the shares covered by your signed proxy card will be voted as recommended in this proxy statement. We encourage you to vote on all matters to be considered.

Voting by mail:

By signing and returning the proxy card in the enclosed envelope, you are enabling the individuals named on the proxy card (known as "proxies") to vote your shares at the meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the meeting. In this way, your shares will be voted even if you are unable to attend the

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meeting. If you received more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Voting by telephone:

To vote by telephone, please follow the instructions included on your proxy card or notice. If you vote by telephone, you do not need to complete and mail your proxy card.

Voting on the Internet:

To vote on the Internet, please follow the instructions included on your proxy card or notice. If you vote on the Internet, you do not need to complete and mail your proxy card.

Voting in person at the meeting:

If you plan to attend the meeting and vote in person, we will provide you with a ballot at the meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the meeting. If your shares are held in the name of your broker or other nominee, also known as "street name," you will need to bring with you to the meeting a legal proxy from your broker or other nominee authorizing you to vote your shares.

If any other matters are properly presented for consideration at the Special Meeting, including, among other things, consideration of a motion to adjourn the Special Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in your proxy and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Special Meeting.

Shares Held by Brokers or Nominees

If the shares you own are held in "street name" by a brokerage firm, your brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your brokerage firm provides you. Many brokers also offer the option of providing voting instructions to them over the Internet or by telephone, directions for which would be provided by your brokerage firm on your vote instruction form.

"Broker non-votes" are shares that are held in street name by a bank or brokerage firm that indicates on its proxy that, while voting in its discretion on one matter, it does not have or did not exercise discretionary authority to vote on another matter. Under stock exchange rules applicable to most brokerage firms, if you do not give instructions to your broker, your broker will be permitted to vote any shares it holds for your account in its discretion with respect to "routine" proposals, but will not be allowed to vote your shares with respect to "non-routine" proposals. Proposal 1, regarding the approval of the Option Exchange Program, and Proposal 2, regarding the approval of the 2023 Plan, are each "non-routine" proposals. If you do not instruct your broker how to vote with respect to these proposals, your broker will not vote your shares on

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them and your shares will be recorded as "broker non-votes" that will not affect the outcome of the vote on those proposals

If a broker or nominee holds shares of common stock in "street name" for your account, then this proxy statement may have been forwarded to you with a voting instruction card, which allows you to instruct the broker or nominee how to vote your shares on the proposals described herein. To vote by proxy or instruct your broker how to vote, you should follow the directions provided with the voting instruction card. In order to have your vote counted on Proposal 1 and Proposal 2, you must either provide timely voting instructions to your broker or obtain a properly executed proxy from the broker or other record holder of the shares that authorizes you to act on behalf of the record holder with respect to the shares held for your account.

Quorum

Our Amended and Restated By-Laws provide that a quorum at the Special Meeting will be a majority in interest of all stock issued, outstanding and entitled to vote at the meeting. We will treat shares of common stock represented by a properly signed and returned proxy or a proxy properly delivered over the Internet or by telephone as present at the meeting for purposes of determining the existence of a quorum at the meeting. We will count abstentions and broker "non-votes" as present or represented for purposes of determining the existence of a quorum at the Special Meeting.

Vote required; tabulation of votes

A majority of the votes present or represented and voting on such matter at the Special Meeting will be necessary to approve the Option Exchange Program and the 2023 Plan. Abstentions and broker non-votes will not count as votes cast for or against Proposal 1 or Proposal 2 and accordingly will not affect the outcome of the vote on any proposal.

An automated system administrated by Mediant, Inc. will tabulate the votes at the Special Meeting. Mediant, Inc. will tabulate separately the vote on each matter submitted to stockholders.

Dissenter's rights of appraisal

No action will be taken in connection with the proposal described in this proxy statement for which Massachusetts law, our Articles of Organization or our By-Laws provide a right of a stockholder to dissent and obtain appraisal of or payment for such stockholder's shares.

Revocation of proxies

A stockholder who has executed a proxy card may revoke the proxy at any time before it is exercised at the Special Meeting using any one of three ways:

- by giving written notice of revocation to the Secretary of Aware at the following address:

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Aware, Inc.
76 Blanchard Road
Burlington, Massachusetts 01803
Attention: Secretary

- by signing and returning another proxy card with a later date; or

- by attending the Special Meeting and informing the Secretary of Aware in writing that he or she wishes to vote in person.

Mere attendance at the Special Meeting will not in and of itself revoke the proxy. Accordingly, stockholders who have delivered proxy cards in advance of the Special Meeting and wish to change their votes must utilize one of the above methods before or at the Special Meeting.

If a broker, bank, or other nominee holds your shares, you must contact such broker, bank, or nominee in order to find out how to change your vote.

Solicitation of proxies

We will bear all costs incurred in connection with the solicitation of proxies for the Special Meeting. We will reimburse brokers, banks, fiduciaries, nominees and others for the out-of-pocket expenses and other reasonable clerical expenses they incur in forwarding proxy materials to beneficial owners of common stock held in their names. In addition to this solicitation by mail, our directors, officers and employees may solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegraph and in person. We expect that the expenses of any special solicitation will be nominal. At present, we do not expect to pay any compensation to any other person or firm for the solicitation of proxies.

Internet access to proxy materials

The notice of Special Meeting and this proxy statement are available on the Internet at www.proxydocs.com/AWRE.

Directions to Special Meeting

If you are planning to attend our Special Meeting, below are directions to Aware, Inc., 76 Blanchard Road, Burlington, Massachusetts:

From Boston
Take I-93 North to Exit 28B toward Woburn (I-95/Route 128 South). Take exit 51A toward US3 S/Winchester and merge onto Cambridge Street. Turn right onto Wayside Road and then turn left onto S Bedford Street. Turn right onto Blanchard Road and Aware, Inc. is on the right.

From Manchester
Take I-93 South to exit 28B toward I-95 S/Waltham and merge onto I-95 S. Take exit 51A toward US3 S/Winchester and then merge onto Cambridge Street. Turn right onto Wayside Road

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and then turn left onto S Bedford Street. Turn right onto Blanchard Road and Aware, Inc. is on the right.

From Worcester

Take I-90 E/Massachusetts Turnpike and take exit 123 to merge onto I-95 N toward Portsmouth. Take exit 50-A/B for US-3 toward Middlesex Turnpike/Burlington/Lowell. Keep right to continue onto Exit 50B and follow signs for Middlesex Turnpike/Burlington. Turn left onto Middlesex Turnpike and then turn left onto Wheeler Road. Continue onto Blanchard Road and Aware, Inc. is on the left.

PROPOSAL 1: APPROVAL OF THE AWARE, INC. STOCK OPTION EXCHANGE PROGRAM

Introduction

We are seeking stockholder approval of an Option Exchange Program that would allow all of our current employees who hold outstanding options, which primarily consist of our executive officers and our senior management, to exchange significantly out-of-the-money stock options, meaning outstanding stock options that have an exercise price that is greater than the market price for our stock, for the issuance of new stock options ("New Options") that will be exercisable for fewer shares of our common stock, with an exercise price per share equal to the greater of (i) $2.21 per share (the "New Option Price") or (ii) the closing price of our common stock on the date the new option is issued, and with new vesting terms and a new expiration date.

The Option Exchange Program has been designed to reinstate, as of a current date, the retention and motivational value of our equity compensation program and to balance the interests of Eligible Participants (as defined below) and our stockholders, by offering Eligible Participants an opportunity to exchange options for New Options. The exchange ratios that will determine the number of New Options to be issued were calculated using a Black-Scholes option pricing model, based on the 90-day average price of our common stock as of September 21, 2023 of $1.60 per share, and reduced by an additional 10% of shares underlying New Options (the "10% Option Reduction"), such that participating employees will receive 90% of the options that they would have received if the Option Exchange Program was a value-neutral exchange. We believe that these exchange ratios will provide a benefit to our stockholders, and the new exercise price will allow employees to exercise options at an exercise price more in line with the current market price.

As of November 1, 2023, the date that our board of directors approved the Option Exchange Program, we had outstanding stock options held by eligible employees to purchase over 2.2 million shares of our common stock with a weighted average exercise price of $4.88 per share, including stock options to purchase over 1.9 million shares held by our executive officers.

The Option Exchange Program, if approved by stockholders, is anticipated to commence as soon as practical after receipt of stockholder approval. The closing price of our common stock on the Nasdaq Market on November 8, 2023 was $1.50 per share, and the 52-week high of our shares of common stock through September 21, 2023 (the date used to determine the New Option Price) was $2.01 per share, which is approximately 67% and 55%, respectively, below the lowest exercise price for our outstanding options of $4.50 per share, and approximately 69% and 59%, respectively, below $4.89 per share, the weighted average exercise price of all outstanding options. In addition, the weighted average exercise price of $4.88 per share is approximately 465% above the closing price of $1.05 per share of our common stock on the Nasdaq Global Market on November 1, 2023, the date on which our board of directors authorized the Option Exchange Program. All of our outstanding stock options will have been granted more than two and a half years prior to the commencement of the Option Exchange Program.

Our board of directors believes that the Option Exchange Program is preferrable to other alternatives considered as it will address the overhang of eligible stock options, particularly in light of the 10% Option Reduction. Based on the number of outstanding stock options as of November 8, 2023, and assuming that all Eligible Options (defined below) are exchanged for New Options, we estimate a reduction of approximately 1.3 million shares to our overhang of outstanding stock options, or approximately 6% of the fully diluted number of shares of our common stock outstanding as of November 8, 2023 and reduction in option overhang form 12% of shares outstanding to 6% of shares outstanding as of November 8, 2023. Additionally, the New Options will include extended vesting terms, vesting with respect to 50% of the shares of common stock underlying such New Option on the first anniversary of the grant date and in twelve equal monthly installments thereafter. These new vesting terms are intended to incentivize retention of Eligible Participants, as all of the options currently outstanding have vested with respect to at least 70% of the underlying options or vested in full.

Stockholder-Friendly Design

In discussing strategies to address our out-of-the-money stock options, we focused on creating a strategy that is compatible with the interests of our stockholders and Aware. In particular, the proposed Option Exchange will:

- Reduce overhang, which is the number of shares issuable upon the exercise of outstanding stock options and other stock awards, by reducing the total number of outstanding stock options by approximately1.3 million shares (this amount is an estimate only; the actual overhang reduction will depend upon a number of factors, including the number of Eligible Options exchanged and the applicable exchange ratios);

- Provide a "value for value" exchange reduced by the 10% Option Reduction, meaning that the accounting fair value of the replacement options granted will be approximately equal to the fair value of the options that are surrendered less an additional 10% reduction in the number of New Options to be issued, such that the exchange does not result in a windfall to the participants;

- Enhance long-term stockholder value by restoring competitive incentives to the participants so they are further motivated to complete and deliver the important strategic and operational initiatives of our company, as exercise prices significantly in excess of market price undermine the effectiveness of options as performance and retention incentives;

- Incentivize growth by having an exercise price that we anticipate will be at $2.21 per share (or the closing price of our common stock on the date the new option is issued, if greater), representing an approximately 10% premium to the 52-week high of our shares of common stock through September 21, 2023; and

- Add retention value by including two-year vesting terms for New Options

Overview

In the spring of 2023, our compensation committee began considering whether an option exchange program would assist with our retention efforts of our employees who hold outstanding options. We evaluated alternatives to the Option Exchange Program, including granting additional stock options. However, granting additional stock options could cause dilution to our current stockholders and would not reduce our current overhang. We also considered who would be eligible to participate in the Option Exchange Program. Non-employee members of our board of directors do not hold any outstanding options, so are not eligible to participate in the Option Exchange Program. In order to reduce the overhang and provide retention and motivation to all employees, though, we have decided that executive officers should be eligible to participate in the Option Exchange Program, as they currently hold approximately 85% of the outstanding options held by our current employees. As such, if we were to exclude them from participating, we may not fully achieve the objectives of the program with respect to retention and dilution. On September 21, 2023, our compensation committee approved the Option Exchange Program and, on November 1, 2023, our board of directors, upon the recommendation of our compensation committee, authorized the Option Exchange Program. Under the listing rules of Nasdaq and our 2023 Plan, stockholder approval is required to implement the Option Exchange Program. If our stockholders approve this proposal, our board of directors intends to commence the exchange offer as soon as practicable following the special meeting. If we do not obtain stockholder approval of this proposal, we will not be able to implement the Option Exchange Program.

Pursuant to the Option Exchange Program, stock options will be eligible for the program ("Eligible Options") if they are outstanding as of the closing of the Option Exchange Program and are held by current employees, including officers, at the date of the closing of the Option Exchange Program ("Eligible Participants"). We expect that there will be 11 employees, including three executive officers, who will be Eligible Participants. None of our non-employee directors have any options outstanding, so our non-employee directors will not have the opportunity to participate in the Option Exchange Program. If any Eligible Options are exchanged in the Option Exchange Program, the New Options will be granted under and be subject to the 2023 Plan, if the 2023 Plan is approved by our stockholders or, in the alternative, our 2001 Plan. The net shares underlying the Eligible Options granted under the 2001 Plan in excess of the shares underlying the New Options will be returned to the pool available for issuance under the 2023 Plan, if the 2023 Plan is approved by our stockholders or, in the alternative, the 2001 Plan. All other Eligible Options that are exchanged for New Options will not be returned to any pool of shares available under our equity incentive plans.

Under the proposed Option Exchange Program, if approved by our stockholders, each New Option will: (i) be treated as a nonstatutory stock option, (ii) have a term of term of 10 years, and (iii) vest and become exercisable, with respect to 50% of the shares of common stock underlying such New Option on the first anniversary of the grant date and, with respect to the remaining shares of common stock underlying such New Option, in twelve equal monthly installments thereafter, subject to the continuous service of the Eligible Participant.

The New Options will be exercisable for fewer shares of our common stock than the Eligible Options in accordance with an exchange ratio as described below, which provides for a "value for value" exchange reduced by the 10% Option Reduction. Except as described herein, the New Options will otherwise have substantially the same terms and conditions as the corresponding exchanged Eligible Options.

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Reasons for the Option Exchange Program

We believe that an effective and competitive employee incentive program is in the best interests of our stockholders and imperative for the future growth and success of our business. We rely on our employees, including our officers and other Eligible Participants, to implement our strategic initiatives, expand and develop our business and satisfy customer needs. Stock options constitute a key part of our incentive and retention programs because our board of directors believes that equity compensation encourages our officers and other employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares.

When our compensation committee approves the grant of a stock option, it establishes the exercise price that the optionee must pay to purchase shares of our common stock when the option is exercised. The per share exercise price is generally set at the closing price of our common stock as reported by Nasdaq on the date the New Option is granted. In connection with the engagement of certain executive officers, including Robert A. Eckel, our chief executive officer and president, and Mohamed Lazzouni, our chief technology officer, we granted certain options in connection with such officer's engagement with exercise prices set at $4.50 per share, $5.50 per share, $6.50 per share and $7.50 per share, which represented premiums above the closing prices of our common stock as reported by Nasdaq on the dates the options were granted, September 19, 2019 and November 19, 2019, respectively, of $2.75 per share and $3.09 per share, respectively. In each case, an optionee receives value only if he or she exercises an option and sells the purchased shares at a price that exceeds the stock option's exercise price.

Our stock price has experienced a significant decline since our outstanding options were granted between 2019 and 2021. As a result, all of our options are out of the money, and the Eligible Participants now hold stock options with exercise prices significantly higher than the current market price of our common stock. For example, the lowest exercise price for our options currently outstanding is $4.50 per share, which is significantly greater than the closing price of our common stock as reported by Nasdaq on November 8, 2023 of $1.50 per share. As of November 8, 2023, Eligible Participants held options to purchase 2,260,000 shares of our common stock with exercise prices ranging from $4.50 per share to $7.50 per share. We believe that our employees, including officers, who hold options view these existing stock options as having little or no value due to the difference between the exercise prices and the current market price of our common stock. As a result, our board of directors believes that these options are ineffective at providing the incentives and retention value necessary to motivate our employees who hold outstanding options to increase long-term stockholder value. We believe the Option Exchange Program will provide us with an opportunity to restore for Eligible Participants an incentive to remain with us and contribute to the future growth and success of our business.

When considering how best to continue to incentivize and reward our employees who hold out-of-the-money stock options, which primarily consist of our executive officers and senior management, our board of directors reviewed and evaluated strategies to address this issue. We determined that a program under which current employees could exchange out-of-the-money stock options was most attractive for a number of reasons, including the following:

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- *Reduction of Overhang*. Our options, all of which are out of the money, will not reduce our stock option overhang until they are exercised or expire unexercised. As of November 8, 2023, there were approximately 2,560,000 outstanding stock options with an exercise price equal to or greater than $4.50 per share, of which 2,260,000 are Eligible Options (the outstanding options that are not Eligible Options are held by David Barcelo, our former chief financial officer, who is not a current employee), and such Eligible Options have a weighted average exercise price of $4.89 per share. If approved by our stockholders, the Option Exchange Program is expected to reduce our overhang of outstanding stock options by eliminating the ineffective options that are currently outstanding and issued to our employees. Under the proposed Option Exchange Program, Eligible Participants will receive stock options covering fewer shares than the exchanged Eligible Options, further reduced by the 10% Option Reduction. Based on the number of outstanding stock options as of November 8, 2023, and assuming that all Eligible Options are exchanged in the Option Exchange Program, we estimate Eligible Options to purchase approximately 2,260,000 shares would be exchanged and cancelled, while New Options covering approximately 965,000 shares would be issued. This could result in a net reduction in the overhang of our equity awards by approximately 1,295,000 shares, or approximately 6% of the fully diluted number of shares of our common stock outstanding as of November 8, 2023. The actual reduction in our overhang that may result from the Option Exchange Program could vary significantly and is dependent upon the actual level of participation in the Option Exchange Program. All Eligible Options that are not exchanged will remain outstanding and in effect in accordance with their existing terms.

- *Reasonable, Balanced Incentives*. We believe that the opportunity to exchange Eligible Options for New Options to be granted with fewer shares, together with a new vesting requirement, represents a reasonable and balanced exchange program with the potential for a significant positive impact on retention, motivation and performance. We also believe that providing for an exercise price of $2.21 per share (or the closing price of our common stock on the date the new option is issued, if greater), which represents an approximately 10% premium to the 52-week high of our shares of common stock through September 21, 2023, will incentivize our employees to support our growth, potentially creating value for our stockholders.

- *Impact on Accounting Expense*. Under the applicable accounting rules, a total of approximately $3.8 million in non-cash compensation expense will be recognized related to eligible underwater stock options, $1.2 million of which we will continue to be obligated to recognize over the vesting period of the new stock options as non-cash compensation expense, even if these stock options are never exercised because they remain underwater, except to the extent any such options are cancelled due to termination of service of any eligible employee prior to vesting. Replacing current stock options that have little or no retention or incentive value with new stock options that will provide both retention and incentive value while not creating significant additional compensation expense will make efficient use of our resources.

Description of the Material Terms of the Option Exchange Program

Implementing the Option Exchange Program. We will not commence the Option Exchange Program unless our stockholders approve this proposal. If our stockholders approve this proposal, and our board of directors determines to implement the Option Exchange Program, we expect the Option Exchange Program to commence as soon as practicable after stockholder approval. Even if the Option Exchange Program is approved by our stockholders, our board of directors will retain the authority, in its sole discretion, to terminate or postpone the Option Exchange Program at any time prior to the closing of the tender offer described below or to exclude certain Eligible Options or Eligible Participants from participating in the Option Exchange Program due to tax, regulatory or accounting reasons or because participation would be inadvisable or impractical.

Upon the offer date, Eligible Participants will receive a written offer setting forth the terms of the Option Exchange Program and may voluntarily elect to participate. The written offer will be governed by the tender offer rules of the Securities and Exchange Commission (the "SEC"). At or before the offer date, we will file the offer to exchange and other related documents with the SEC as part of a tender offer statement on Schedule TO. Pursuant to the SEC tender offer rules, we will give Eligible Participants at least 20 business days to elect to surrender Eligible Options in exchange for a lesser amount of New Options. Eligible Participants may choose which eligible option grants they wish to exchange and may choose not to exchange portions of eligible option grants.

Outstanding Options Eligible for the Option Exchange Program. To be eligible for exchange under the Option Exchange Program, an option must be outstanding as of the closing of the Option Exchange Program. As of November 8, 2023, options to purchase a total of 2,560,000 shares of our common stock were outstanding, of which options to purchase 2,260,000 shares would be eligible for exchange under the Option Exchange Program (the outstanding options that are not Eligible Options are held by David Barcelo, our former chief financial officer, who is not a current employee).

Eligibility. The Option Exchange Program will be open to all of our current employees, officers, and directors. To be eligible, an Eligible Participant must be providing services to the company at the time the tender offer commences. Additionally, to receive the New Options, an Eligible Participant who exchanges his or her Eligible Options must be an employee, officer, or director on the Grant Date. As of November 8, 2023, approximately11 employees, including our chief executive officer and director, and two additional executive officers, held Eligible Options. None of our non-employee directors have any options outstanding, so our non-employee directors will not have the opportunity to participate in the Option Exchange Program. The remaining outstanding options are held by our former chief financial officer.

Exchange Ratios; Exercise Price of New Options.

The Option Exchange Program is not a one-for-one exchange. We designed an approach to exchange ratios for the Option Exchange Program to result in a fair value of the new stock options that will be approximately equivalent, on an aggregate basis, to 90% of the fair value of the eligible stock options that employees would surrender (which includes the 10% Option Reduction). The total number of shares of our common stock underlying a New Option that an Eligible Participant will receive with respect to an exchanged Eligible Option will be determined by multiplying the number of shares of our common stock underlying the exchanged Eligible Option by the applicable exchange ratio and rounding down to the nearest whole number.

The exchange ratios will be applied on a grant-by-grant basis and were calculated using a Black-Scholes option pricing model to determine the fair value of the Eligible Options, based on the 90-day average price of our common stock as of September 21, 2023 of $1.60 per share, and then reduced by the 10% Option Reduction.

All New Options will be granted with an exercise price per share equal to the greater of (i) the New Option Price of $2.21 per share or (ii) the closing price of our common stock as reported by Nasdaq on the date the New Option is granted. The New Option Price was calculated by adding an approximately 10% premium, or $0.20 per share, to the 52-week high of our shares of common stock through September 21, 2023 of $2.01 per share.

The table below sets forth the applicable exchange ratio for each of the Eligible Options, as well as the number of outstanding Eligible Options at each exercise price point.

Exercise Price of Existing Option	Number of Outstanding Eligible Options	Weighted Average Remaining Life (In Years)	Exchange Ratio
$4.50	68,750	6	44%
$4.73	1,985,000	7	44
$5.50	68,750	6	34
$6.50	68,750	6	29
$7.50	68,750	6	25

As an example, if an Eligible Participant elected to exchange an Eligible Option to purchase 1,000 shares with an exercise price of $4.73 per share, that Eligible Participant would receive a New Option to purchase 444 shares (that is, 1,000 multiplied by 44%, rounded down to the nearest whole number).

Election to Participate. Participation in the Option Exchange Program will be voluntary. Eligible Participants will be permitted to exchange all or none of their Eligible Options for New Options on a grant-by-grant basis.

Vesting of New Options. The New Options will not be exercisable on the date they are granted, even if the corresponding exchanged Eligible Options had previously become exercisable. The New Options will vest and become exercisable (a) with respect to 50% of the shares of common stock underlying such New Option on the first anniversary of the grant date and, (b) with respect to the remaining shares of common stock underlying such New Option, in twelve equal monthly installments thereafter, in each case subject to the continuous service of the Eligible Participant.

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Term of the New Options. The New Options will expire on the tenth anniversary of the grant date of such options.

Other Terms and Conditions of the New Options. The other terms and conditions of the New Options will be set forth in an option agreement to be entered into as of the date that such New Options are granted. Any additional terms and conditions will be comparable to the other terms and conditions of the Eligible Options. All New Options will be treated as nonstatutory stock options. The shares of our common stock for which the New Options may be exercised are currently registered on a registration statement filed with the SEC.

Treatment of Net Shares. The Eligible Options exchanged for New Options will be cancelled. The net shares underlying the Eligible Options granted under the 2001 Plan in excess of the shares underlying the New Options will be returned to the pool available for issuance under the 2023 Plan, if the 2023 Plan is approved by our stockholders or, in the alternative, the 2001 Plan. All other Eligible Options that are exchanged for New Options will not be returned to any pool of shares available under our equity incentive plans.

Accounting Treatment. The incremental compensation expense associated with the Option Exchange Program will be measured as the excess, if any, of the fair value of each new stock option granted to participants in the Option Exchange Program, measured as of the date the new stock options are granted, over the fair value of the stock options surrendered in exchange for the new stock options, measured immediately prior to the cancellation. We do not expect the incremental compensation expense, if any, to be material. We will recognize any such incremental compensation expense ratably over the vesting period of the New Options.

Material United States Federal Income Tax Consequences. The following is a summary of the anticipated material United States federal income tax consequences of participating in the Option Exchange Program. A more detailed summary of the applicable tax considerations to participants will be provided in the tender offer. Each participant is advised to consult his or her personal tax advisor concerning the application of the United States federal income tax laws to such participant's particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to his or her stock options eligible for the Option Exchange Program.

We believe the exchange of Eligible Options for New Options pursuant to the Option Exchange Program should be treated as a non-taxable option exchange, and no income should be recognized for United States federal income tax purposes by us or our employees or consultants upon the grant of the New Options. However, the Internal Revenue Service is not precluded from adopting a contrary position, and the laws and regulations themselves are subject to change. A more detailed summary of the applicable tax considerations to Eligible Participants will be provided in the tender offer.

Potential Modifications to Terms to Comply with Governmental Requirements. The terms of the Option Exchange Program will be described in a tender offer that we will file with the SEC. Although we do not anticipate that the SEC will require us to modify the terms significantly, it is possible we will need to alter the terms of the Option Exchange Program to comply with comments from the SEC. Changes in the terms of the Option Exchange Program may also be required for tax purposes as the laws and regulations are subject to change.

Effect on Stockholders

We are not able to predict the impact that the Option Exchange Program will have on your interests as a stockholder, as we are unable to predict how many participants will exchange their Eligible Options or what the fair market value of our common stock, or the closing price of our common stock as reported by Nasdaq, on the date the New Options are granted. If the Option Exchange Program is approved, the exchange ratios will result in the issuance of fewer shares subject to the New Options than were subject to the exchanged Eligible Options and may result in an incremental compensation expense for financial reporting purposes. In addition, the Option Exchange Program is intended to reduce both our existing stock option overhang and provide the incentives and retention value necessary to motivate our employees who hold outstanding options to increase long-term stockholder value. While we cannot predict how many Eligible Options will be exchanged, based on the number of outstanding stock options as of November 8, 2023, we estimate a reduction of approximately 965,000 shares to our overhang of outstanding stock options, or approximately 6% of the fully diluted number of shares of our common stock outstanding as of November 8, 2023. The actual reduction in our overhang that could result from the Option Exchange Program could vary significantly and is dependent upon the actual level of participation in the Option Exchange Program. Based on these assumptions and following the issuance of the New Options, a net of approximately 1,295,00 shares will be returned to the share reserve of the 2023 Plan (or the 2001 Plan, if the 2023 Plan is not approved by our stockholders).

Interests of Executive Officers in the Option Exchange Program

Our executive officers will be permitted to participate in the Option Exchange Program to the extent they are employed by us at the time the Option Exchange Program starts and on the date on which the surrendered Eligible Options are canceled and the New Options are granted to replace them. Eligible Options held by our executive officers constitute approximately 85% of all Eligible Options and approximately 75% of all of our options that are currently outstanding. None of our non-employee directors have any options outstanding, so our non-employee directors will not have the opportunity to participate in the Option Exchange Program. The following table shows the number of shares of our common stock underlying Eligible Options held by our executive officers as of November 8, 2023, and the number of New Options that such executive officers may receive assuming, for purposes of illustration only, that each executive officer remains eligible and decides to exchange all of his Eligible Options.

Name	Shares Underlying All Eligible Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Life (in years)	New Options to be Granted Assuming All Eligible Options are Exchanged
Robert A. Eckel	1,450,000	4.91	7	616,600
Mohamed Lazzouni	375,000	4.98	7	157,875
David K. Traverse	100,000	4.73	7	44,000

If you are both a stockholder and an employee holding Eligible Options, please note that voting to approve the Option Exchange Program does not constitute an election to participate in the Option Exchange Program.

New Plan Benefits

The decision to participate in the Option Exchange Program is completely voluntary. Therefore, we are not able to predict who or how many employees, including executive officers, will elect to participate, how many options will be surrendered for exchange or the number of shares of our common stock which will be issued in exchange for canceled options.

Financial Statements

Our financial statements and other information required by Item 13(a) are incorporated by reference from our Quarterly Reports on Form 10-Q filed with the SEC on November 3, 2023, August 2, 2023 and May 3, 2023 and our Annual Report on Form 10-K filed with the SEC on March 15, 2023, as amended on March 17, 2023.

Vote Required

The affirmative vote of the holders of a majority of the shares of our common stock present or represented and voting at the Special Meeting is required to approve the Option Exchange Program.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE OPTION EXCHANGE PROGRAM

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PROPOSAL NO. 2: APPROVAL OF THE AWARE, INC. 2023 EQUITY AND INCENTIVE PLAN

We are asking stockholders to approve the 2023 Plan. The 2023 Plan is intended to update and replace our existing 2001 Plan in order to modernize the plan in light of current market standards. If the 2023 Plan is approved by our stockholders, no further awards will be granted under the 2001 Plan. The new 2023 Plan will provide 1,277,130 shares of common stock for equity awards to our employees, directors and consultants, which is equal to the number of shares that currently remain available for issuance under the 2001 Plan, plus certain shares underlying awards previously issued under the 2001 Plan, if those awards are subsequently forfeited or expire or terminate without being exercised. If Proposal 2 is approved by the requisite vote of stockholders, we intend to register subsequently the additional shares reserved for issuance under the 2023 Plan by filing a registration statement on Form S-8.

Our board of directors approved the 2023 Plan on November 1, 2023, subject to approval by our stockholders. If the 2023 Plan is approved by our stockholders, then the 2023 Plan will be effective immediately following such approval.

The following is a summary of the material features of the 2023 Plan. This summary is qualified in its entirety by the full text of the 2023 Plan, a copy of which is attached as Annex A to this proxy statement.

Key Plan Provisions

- The 2023 Plan will continue until terminated by our board of directors.

- The 2023 Plan provides for the grant of stock options, both incentive stock options and nonstatutory stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, dividend equivalent rights, and cash awards.

- An aggregate of 1,277,130 shares of our common stock will be authorized for issuance pursuant to awards under the 2023 Plan, plus an additional number of shares equal to the number of shares of our common stock subject to awards granted under the 2001 Plan that expire or terminate without having been exercised, are forfeited or otherwise repurchased by us at the grantee's original purchase price, or are withheld in payment of the exercise price of an option under the 2001 Plan or to satisfy tax withholding obligations with respect to such exercise, up to a maximum of 2,590,000 shares.

- The 2023 Plan will be administered by our board of directors or, if designated by our board of directors, our compensation committee.

Reasons for the 2023 Plan

- The primary reason for adopting the 2023 Plan is to put into place a modernized plan in light of current market standards, while maintaining the same number of shares reserved for issuance under our existing 2001 Plan. Such as, allowing for the grant of incentive stock options, and other certain types of awards as well as allowing for grants of both cash and stock-settled awards, which gives greater flexibility to the Company. The 2023 plan also includes provisions reflecting intervening changes to the tax code and securities law and certain "best practices" provisions with respect to corporate governance. Our board of directors believes that, similar to the 2001 Plan that the 2023 Plan will replace, the 2023 Plan will be a vital component of our employee and director compensation programs, since it will allow us the ability to compensate our employees, officers, consultants and non-employee directors whose contributions are important to our success by offering them the opportunity to participate in our future performance while at the same time providing an incentive to build long-term stockholder value. We operate in a competitive market and equity awards are essential in helping us attract talented individuals. Likewise, annual grants are essential in helping us retain and motivate our most valuable employees. Both new hire grants and annual grants help keep employees' interests aligned with the interests of our stockholders.

The 2023 Plan has been adopted by our board of directors, subject to the approval of our stockholders, and will become effective immediately following such approval. The 2023 Plan allows us to make equity and equity-based incentive awards, as well as cash awards, to employees, directors and consultants. Our board of directors anticipates that providing such persons with a direct stake in our company will assure a closer alignment of the interests of such individuals with those of our company and our stockholders, thereby stimulating their efforts on our behalf and strengthening their desire to remain with us.

Plan Share Reserve

As of November 8, 2023 an aggregate of 1,277,130 shares remained available for future grants under our 2001 Plan. We used this number in determining the number of shares to reserve under the 2023 Plan. If the 2023 Plan is approved, no further awards will be granted under the 2001 Plan.

Our board of directors believes that the request to authorize 1,277,130 shares for issuance pursuant to the 2023 Plan (in addition to the up to 2,590,000 shares of our common stock subject to awards granted under the 2001 Plan that may become issuable under the 2023 Plan, as described below) is reasonable and prudent. This number of shares should allow us to continue our current granting practices in the future.

The closing market price of our common stock on November 8, 2023 was $1.50.

Summary of the 2023 Plan

Purpose. The purposes of the 2023 Plan will be to provide long-term incentives and rewards to our and our subsidiaries' employees, officers, directors and other key persons, to assist in attracting and retaining persons with the requisite experience and ability, and to more closely align the interests of such employees, officers, directors and other key persons with the interests of our stockholders. These incentives will be provided through the grant of stock

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options, stock appreciation rights, restricted stock unrestricted stock, restricted stock units, dividend equivalent rights, and cash awards as the administrator of the 2023 Plan may determine.

Eligibility. As of November 8, 2023, approximately 78 individuals would be eligible to participate in the 2023 Plan, which includes approximately five non-employee directors, four executive officers, and 69 employees who are not officers.

Authorized Shares. We will reserve 1,277,130 shares of our common stock for issuance under the 2023 Plan, plus an additional number of shares equal to the number of shares of our common stock subject to awards granted under the 2001 Plan that expire or terminate without having been exercised, are forfeited or otherwise repurchased by us at the grantee's original purchase price, or are withheld in payment of the exercise price of an option under the 2001 Plan or to satisfy tax withholding obligations with respect to such exercise, up to a maximum of 2,590,000 shares. Shares underlying any awards under the 2023 Plan that are forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the 2023 Plan and, to the extent permitted under Section 422 of the Internal Revenue Code, as amended (the "Code") and the regulations promulgated thereunder, the shares may be issued as incentive stock options. In addition, to the extent consistent with the requirements of Section 422 of the Code, awards granted or stock issued upon assumption of, or in substitution or exchange for, awards previously granted by an entity that we acquire or merges with or into, shall not reduce the shares available for issuance under the 2023 Plan, nor will the shares underlying such awards be added back to the shares available for issuance under the 2023 Plan in the event of any forfeiture, cancelation, reacquisition, expiration, termination, cash settlement or non-issuance of such shares.

The 2023 Plan contains a limitation whereby the value of all awards under the 2023 Plan and all other cash compensation that we pay to any non-employee director may not exceed $750,000 in any calendar year, except that the limit will be $1,000,000 for the first calendar year a non-employee director is initially appointed to our board of directors. The foregoing limitation will be calculated without regard to amounts paid to any non-employee director (including retirement benefits and severance payments) in respect of any services provided in any capacity (including employee or consultant) other than as a non-employee director. Our board of directors may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as our board of directors may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving such non-employee director.

Administration; No Repricing. The 2023 Plan will be administered by our compensation committee, our board of directors or another board committee pursuant to the terms of the 2023 Plan. The plan administrator will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2023 Plan. The plan administrator's determinations under the 2023 Plan need not be uniform. The plan administrator may delegate to one or more officers the authority to grant stock options and other awards to employees who are not subject to the reporting and other provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to certain limitations and guidelines. Persons eligible to participate in the 2023 Plan will be our and our subsidiaries' directors, officers, current and prospective employees and consultants.

The 2023 Plan requires the plan administrator to make appropriate adjustments to the number of shares of our common stock that are subject to the 2023 Plan, to certain limits in the 2023 Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

The plan administrator may not, without the approval of our stockholders, amend or modify any outstanding stock option or stock appreciation right, including, without limitation, by replacement of such stock option or stock appreciation right with cash or other award type, in a manner that would be treated as a repricing under the rules of the securities exchange or market system constituting the primary market for our common stock. However, appropriate adjustments may be made to outstanding stock options or stock appreciation rights to reflect stock dividends, stock splits, extraordinary cash dividends and similar events, and may be made to make changes to achieve compliance with applicable law. See "*Proposal 1: Approval of the Aware, Inc. Stock Option Exchange Program*" for a description of the Option Exchange Program for which we are seeking stockholder approval.

Payments by Participants. Participants in the 2023 Plan are responsible for the payment of any federal, state, local or foreign taxes that we or our subsidiaries are required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The plan administrator may cause any of our or our subsidiaries' tax withholding obligations to be satisfied, in whole or in part, by the applicable entity withholding from shares of our common stock to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any of our or our subsidiaries' tax withholding obligations to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to us or our subsidiaries in an amount that would satisfy the withholding amount due.

Non-Transferability of Awards. The 2023 Plan generally does not allow for the transfer or assignment of awards, other than by will or by the laws of descent and distribution or pursuant to a domestic relations order; however, the plan administrator may permit the transfer of awards (other than incentive stock options) by holders to an immediate family member, to trusts for the benefit of family members, or to partnerships in which such family members are the only partners.

Merger or Change in Control. The 2023 Plan provides that upon the effectiveness of a "change in control transaction," as defined in the 2023 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2023 Plan. To the extent that awards granted under the 2023 Plan are not assumed, continued or substituted by the successor entity, all awards granted under the 2023 Plan shall terminate and, in such case (except as may be otherwise provided in the relevant award agreement), all stock options and stock appreciation rights with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the change in control transaction shall become fully vested and exercisable as of the closing, all other awards with time-based vesting conditions or restrictions shall become fully vested and nonforfeitable as of the closing, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the change in control transaction in the plan administrator's discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will, for each such award, either (a) receive a payment in cash or in kind for each share subject to such award that is exercisable in an amount equal to the per share value of the consideration payable to stockholders in the change in control transaction less the applicable per share exercise price (provided that, in the case of an option or stock appreciation right with an exercise price equal to or greater than the per share cash consideration payable to stockholders in the transaction, such option or stock appreciation right shall be cancelled for no consideration) or (b) be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a period of time prior to the transaction as specified by the plan administrator. The plan administrator shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to participants holding other awards in an amount equal to the per share value of the consideration payable to stockholders in the change in control transaction multiplied by the number of vested shares under such awards.

General. The plan administrator may establish subplans and modify exercise procedures and other terms and procedures in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to any clawback policy that we may have in effect from time to time.

Amendment or Termination. Our board of directors may amend or discontinue the 2023 Plan and the plan administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder's consent. Certain amendments to the 2023 Plan will require the approval of our stockholders.

Awards – Types of Awards

Stock Options. The 2023 Plan permits the granting of both options to purchase shares of our common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the 2023 Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to our employees and employees of any of our subsidiaries that is a "subsidiary corporation" within the meaning of Section 424(f) of the Code. Non-qualified options may be granted to any persons eligible to receive awards under the 2023 Plan. The option exercise price of each option will be determined by the plan administrator but generally may not be less than 100% of the fair market value of our common stock on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share's fair market value on the date of grant. The term of each option will be fixed by the plan administrator and may not exceed ten years from the date of grant, subject to limited exceptions as described in the 2023 Plan. The plan administrator will

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determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of an option, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the plan administrator or by delivery (or attestation to the ownership) of shares of our common stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. The exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the plan administrator may permit options to be exercised using a "net exercise" arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with a fair market value that does not exceed the aggregate exercise price.

Stock Appreciation Rights. The plan administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to receive shares of our common stock, or cash to the extent provided for in an award agreement, equal to the value of the appreciation in our common stock price over the exercise price. The exercise price generally may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant, subject to limited exceptions as described in the 2023 Plan. The plan administrator will determine at what time or times each stock appreciation right may be exercised.

Restricted Stock, Restricted Stock Units, Unrestricted Stock, Dividend Equivalent Rights. The plan administrator may award restricted shares of our common stock and restricted stock units subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment through a specified vesting period. The plan administrator may also grant shares of our common stock that are free from any restrictions under the 2023 Plan. Unrestricted stock may be granted or sold to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The plan administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would have been paid if the recipient had held a specified number of shares of our common stock.

Cash Awards. The plan administrator may grant cash-based awards under the 2023 Plan to participants, subject to such vesting and other terms and conditions as the plan administrator may determine.

Summary of Material United States Federal Income Tax Considerations

The following is only a summary of the principal United States federal income tax consequences of certain transactions under the 2023 Plan. The summary does not discuss all federal tax consequences under the 2023 Plan, nor does it discuss the tax laws of any municipality, state or foreign country in which a participant may reside or otherwise be subject to tax.

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PARTICIPANTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR FEDERAL INCOME TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE 2023 PLAN, AS WELL AS WITH RESPECT TO ANY APPLICABLE STATE, LOCAL OR FOREIGN INCOME TAX OR OTHER TAX CONSIDERATIONS.

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of our common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of option exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) neither we nor our subsidiaries will be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The excess of the fair market value of shares received upon exercise of an incentive stock option over the option exercise price will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of our common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above, referred to as a disqualifying disposition, generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess of the fair market value of the shares of our common stock at exercise (or, if less, the amount realized on a sale of such shares of our common stock) over the option exercise price, and (ii) we or our subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of our common stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Nonstatutory Stock Options. No income is generally realized by the optionee at the time a nonstatutory option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of our common stock on the date of exercise, and either we or our subsidiaries will receive a tax deduction for the same amount, and (ii) at disposition of the shares, any gain or loss in value after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of our common stock have been held. A capital gain or loss will generally be long-term if the participant held the shares for more than 12 months after the option exercise date, or short-term if the participant held the shares for 12 months or less. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of our common stock.

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All Other Awards. For all other awards under the 2023 Plan, either we or our subsidiaries generally will be entitled to a tax deduction in connection with such awards in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for deferred settlement.

The vesting of any portion of an award that is accelerated due to the occurrence of a change in control may cause all or a portion of the payments with respect to such accelerated awards to be treated as "parachute payments" as defined in the Code. Any such parachute payments may be non-deductible to either us or our subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

New Plan Benefits

No awards have been previously granted under the 2023 Plan and no awards have been granted that are contingent on stockholder approval of the 2023 Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement because participation and the types of awards that may be granted under the 2023 Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this proxy statement.

If the Option Exchange Program and the 2023 Plan are both approved by our stockholders, any New Options issued in exchange for surrendered Eligible Options will be issued from the 2023 Plan. The decision to participate in the Option Exchange Program is completely voluntary. Therefore, we are not able to predict who or how many employees, including executive officers, will elect to participate, how many options will be surrendered for exchange or the number of shares of our common stock which will be issued in exchange for canceled options.

Vote Required

The affirmative vote of the holders of a majority of the shares of our common stock present or represented and voting at the Special Meeting is required to approve the 2023 Plan.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE 2023 PLAN

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COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

EXECUTIVE COMPENSATION

The following table provides summary information concerning compensation earned for services rendered to Aware in all capacities for the fiscal year ended December 31, 2022 by Mr. Eckel, our chief executive officer, David Barcelo, our former chief financial officer, Mr. Lazzouni, our chief technology officer and Robert Mungovan, our former chief commercial officer. We refer to Messrs. Eckel, Barcelo and Lazzouni as our named executive officers or our NEOs.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Award ($)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Robert A. Eckel	2022	307,500	55,000	—	66,752	14,214	443,466
Chief Executive Officer, President & Director	2021	300,000	55,000	2,280,250	139,330	13,681	2,788,261
Mohamed Lazzouni	2022	284,167	67,400		76,324	9,810	437,701
Chief Technology Officer	2021	275,000	—	547,260	131,329	9,849	963,438
David B. Barcelo(4)	2022	256,255	—	—	56,096	12,512	324,863
Former Chief Financial Officer							
Robert M. Mungovan (5)	2022	187,458	87,450	—	—	106,709	381,617
Former Chief Commercial Officer	2021	275,000	29,150	510,776	99,500	11,578	926,004

(1) Represents the dollar amount of expense recognized for financial statement reporting purposes attributable to unrestricted stock in accordance with ASC 718.

(2) Reflects cash awards under performance-based compensation plans from the satisfaction of pre-established performance criteria. The performance criteria for each of our named executive officers is described below under the heading "2022 Executive Bonus Plan".

(3) All other compensation represents group term life insurance premiums paid by us on behalf of the executive officers and matching contributions by us under our 401(k) plan for the benefit of the named executive officers. Such amounts for 2022 were as follows:

Name	401(k) Matching Contributions ($)	Group Term Life Insurance Premiums ($)
Mr. Eckel	12,126	2,088
Mr. Barcelo	12,261	251
Mr. Lazzouni	7,854	1,956
Mr. Mungovan	10,963	1,329

In addition, for Mr. Mungovan, all other compensation includes $94,417 in severance payments made to Mr. Mungovan during 2022 in connection with his termination on August 31, 2022 as our Chief Commercial Officer.

(4) Mr. Barcelo served as our Chief Financial Officer from May 4, 2020 through October 24, 2023.

11667623.3

(5) Mr. Mungovan served as our Chief Commercial Officer from September 27, 2019 through August 31, 2022. In connection with his separation from Aware, we agreed to continue to pay Mr. Mungovan his base salary at the rate in effect on August 31, 2022 for a period of 12 months. Mr. Mungovan's compensation includes compensation paid to him in 2022 for his position as Chief Commercial Officer through his termination date of August 31, 2022 and separation pay for the period from September 1, 2022 through December 31, 2022.

2022 Executive Bonus Plan

On March 9, 2022, the compensation committee approved the Aware, Inc. 2022 Executive Bonus Plan (the "2022 Plan") and established performance criteria and target bonuses thereunder.

Pursuant to the 2022 Plan, each of our named executive officers was eligible to receive a bonus based upon the achievement of certain financial and operational goals, in each case as determined by our compensation committee. Seventy (70) percent of each named executive's officer's bonus was tied to the achievement of financial goals that were common to all of the named executive officers and thirty (30) percent of each named executive officer's bonus was tied to the achievement of individualized operational goals.

Under the plan, Mr. Eckel was eligible to receive a target bonus of $154,000, Mr. Lazzouni was eligible to receive a target bonus of $143,000, Mr. Barcelo was eligible to receive a target bonus of $103,000 and Mr. Mungovan was eligible to receive a bonus of $141,625.

The financial goals under the 2022 Plan were tied to achievement by Aware of revenue and operating cash flow targets for 2022 (the "2022 Financial Goals"), which approximated the amounts forecasted for each of those metrics in our annual operating budget. Each of the named executive officers could receive a payment equal to 50% of his respective target bonus if the 2022 Financial Goals were met at the 85% level and a payment equal to 100% of his respective target bonuses if the 2022 Financial Goals were met at the 100% or greater level, with the bonus to be paid for performance falling between 85% and 100% of the 2022 Financial Goals to be calculated by linear interpolation. The components of 2022 Financial Goals were weighted as 50% revenue and 50% operating cash flow for each of the named executive officers. For purposes of determining operating cash flow under the 2022 Plan, the compensation committee exercised its discretion to provide credit for a $1.4 million income tax carry back claim related to the CARES act that is in process and expected to be paid to Aware in 2023. Aware's revenue for 2022 was $16.0 million, which fell below the payment threshold for that goal. Aware's operating cash flow for 2022 was $(5.0) million, which, as adjusted to provide credit for the income tax carry back claim, exceeded the target for that goal. As a result, our named executive officers received bonuses under the 2022 Plan with respect to the 2022 Financial Goals as follows:

Name	Bonuses relating to 2022 Financial Goals ($)
Robert A. Eckel	54,075
David B. Barcelo	36,050
Mohamed Lazzouni	50,050
Robert Mungovan	(1)

(1) Mr. Mungovan's employment by Aware terminated as of August 31, 2022 at which time he became ineligible to receive a payment under the 2022 Plan.

The operational goals under the 2022 Plan were specific to each named executive officer. Under the 2022 Plan, if the Company did not achieve at least 85% of its revenue target goal, the potential payments with respect to the individual performance objectives would have been capped at a maximum payment of 75% of the individual performance objective bonus.

The individualized operational goals under the 2022 Plan for each of our named executive officers, the maximum amount payable with respect to each goal and the actual bonus paid with respect to each goal were as follows:

11667623.3

Operational Goals	Maximum Amount Payable with Respect to Operational Goals ($)	Amount Paid with Respect to Operational Goals ($)
Robert A. Eckel	**46,300**	**12,678**

- Lead business transformation and position Aware for scale and growth, working to secure the organization's reputation and visibility as an Authentication Platform and SaaS provider driving shareholder value through new partners, customers and active investor relations and public relations

- Execute business growth through corporate development and optimized investments, as well as front end of the business investment to drive growth through innovative business models designed to fully use Aware's portfolio to achieve a compelling value proposition, repeatable business, and sustainable competitive differentiation in the market increasing our shareholder value

David B. Barcelo	**30,900**	**20,046**

-Build and strengthen business cases to improve clarity and drive objectives of organic investment initiatives

-Drive the corporate development process and actions aligned with our growth and future direction

-Implement management system upgrades to enable autonomous processing of web sales transactions and digitize back-office processes to improve and further the scalability of contract execution and accounting

Mohamed Lazzouni	**42,900**	**26,274**

-Create and build an authentication platform to support business growth and transformation. The platform should be designed to benefit customers with easy integration and faster time to market. It should be designed to support better margins through configuration rather than customization

-Develop and implement e-commerce provisioning and service capability enabling customer SaaS contracting and fulfillment with minimal sales or finance support driving growth through the portal

-In conjunction with the chief executive officer, optimize corporate development investments and intellectual capital allocations and manage and leverage the integration of acquisitions and/or strategic partnership technology driving business growth and SaaS exploitation

Robert M. Mungovan	**42,487**	**(1)**

-Build Aware's U.S. Federal book of business securing new awards while improving recurring revenue along with brand awareness as a premier provider of web-based civil applicant background check systems

-Build Aware's U.S. Law Enforcement book of business scaling the ABIS and AFIX with new profitable deployments and increased recurring revenue

-Scale Aware's Latin American presence and advancement through the sales team and key partner management securing new awards and increased recurring revenue

(1) Mr. Mungovans's employment by Aware terminated as of August 31, 2022 at which time he became ineligible to receive a payment under the 2022 plan.

Outstanding Equity Awards At December 31, 2022

The following table summarizes the option awards and stock awards outstanding as of December 31, 2022 held by our named executive officers.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Robert A. Eckel								
	—	1,250,000	(1)	4.73	2/24/2031	—		—
	40,625	9,375	(2)	4.50	9/19/2029	—		—
	40,625	9,375	(2)	5.50	9/19/2029	—		—
	40,625	9,375	(2)	6.50	9/19/2029	—		—
	40,625	9,375	(2)	7.50	9/19/2029	—		—
						20,000	(6)	34,200
David B. Barcelo								
	—	250,000	(3)	4.73	2/24/2031	—		—
	7,812	4,688	(4)	4.50	10/1/2029	—		—
	7,812	4,688	(4)	5.50	10/1/2029	—		—
	7,812	4,688	(4)	6.50	10/1/2029	—		—
	7,812	4,688	(4)	7.50	10/1/2029	—		—
Mohamed Lazzouni								
	—	300,000	(1)	4.73	2/24/2031	—		—
	14,062	4,688	(5)	4.50	11/19/2029	—		—
	14,062	4,688	(5)	5.50	11/19/2029	—		—
	14,062	4,688	(5)	6.50	11/19/2029	—		—
	14,062	4,688	(5)	7.50	11/19/2029	—		—
Robert M. Mungovan (6)	—	—		—	—	—		—

(1) Options vest fifty percent on February 24, 2023, with the remainder vesting in 24 equal monthly installments starting on March 24, 2023.

(2) Options vest in three quarterly installments on the last day of each quarter from March 31, 2023 to September 30, 2023.

(3) As awarded, options vested fifty percent on February 24, 2023, with the remainder vesting in 24 equal monthly installments starting on March 24, 2023. Effective upon Mr. Barcelo's resignation effective October 24, 2023, and pursuant to his Employment Agreement (as defined below), such award vested on October 24, 2023 as if Mr. Barcelo had remained employed for an additional 12 months following such date.

(4) As awarded, options vest in six quarterly installments on the last day of each quarter from March 31, 2023 to June 30, 2024. Effective upon Mr. Barcelo's resignation effective October 24, 2023, and pursuant to his Employment Agreement, such award vested on October 24, 2023 as if Mr. Barcelo had remained employed for an additional 12 months following such date.

(5) Options vest in four quarterly installments on the last day of each quarter from March 31, 2023 to December 31, 2023.

(6) Unrestricted stock award issued shares on September 19, 2023.

(7) Mr. Mungovans's employment by Aware terminated as of August 31, 2022 and, as a result, he had no options outstanding as of December 31, 2022.

Post-Employment Compensation

Pension Benefits Table

We do not have any tax-qualified or non-qualified defined benefit plans or supplemental executive retirement plans.

Non-qualified Deferred Compensation Table

We do not have any non-qualified defined contribution plans or other non-qualified deferred compensation plans.

Potential Payments Upon Termination or Change in Control

Employment Agreements

We entered into an Employment Agreement (the "Employment Agreement") with each of our named executive officers, as follows: on September 19, 2019 with Robert A. Eckel, on May 4, 2020 with David B. Barcelo, on November 19, 2019 with Mohamed Lazzouni and on October 1, 2019 with Robert M. Mungovan.

Payments on Termination by Aware Without Cause or by the Named Executive Officer with Good Reason

Pursuant to the terms of each executive's Employment Agreement, if the executive's employment is terminated by us without "Cause", or the executive terminates his employment for "Good Reason", the executive shall receive from us: (i) an amount equal to the executive's annual base salary paid during the twelve (12) months immediately preceding the termination of the Executive's employment, divided by the number of days employed during the twelve (12) months immediately preceding the termination of the Executive's employment and multiplied by 365, (ii) notwithstanding anything to the contrary in any applicable option agreement or stock-based award agreement, all time-based stock options and other time-based stock-based awards held by the executive in which such stock option or other stock-based award would have vested if the executive had remained employed for an additional twelve (12) months following the "Date of Termination" shall vest and become exercisable or nonforfeitable as of the Date of Termination and (iii) for up to twelve (12) months following the executive's termination of employment, payment of the difference between the cost of COBRA continuation coverage for the executive and any dependent who received health insurance coverage prior to such termination, and any premium contribution amount applicable to the executive as of such termination. Our obligation to provide the foregoing benefits is subject to the executive entering into a new noncompetition agreement with us that contains noncompetition and employee non-solicitation covenants in effect for one year from termination of the executive's employment and the effectiveness of a release of claims executed by the executive in favor of us.

Mr. Barcelo resigned from the Company effective October 24, 2023. Pursuant to his Employment Agreement, he received, or became eligible to receive, the payments and benefits described above.

Payments on Termination by Aware Without Cause or by the Named Executive Officer with Good Reason Following a Change of Control

Pursuant to the terms of each executive's Employment Agreement, if the executive's employment is terminated during the eighteen (18) month period following a "Change of Control" (a) by us without "Cause" or (b) by the executive for "Good Reason" (as those terms are defined in the Employment Agreement), the executive will receive from us: (i) a lump-sum amount equal to (A) 1.5 times (B) the executive's annual base salary paid during the twelve (12) months immediately preceding the termination of the executive's employment, divided by the number of days employed during the twelve (12) months immediately preceding the termination of the executive's employment and multiplied by 365, (ii) notwithstanding anything to the contrary in any applicable option agreement or stock-based award agreement, all time-based stock options and other time-based stock-based awards held by the executive as of the occurrence of such Change of Control shall immediately accelerate and become fully exercisable or nonforfeitable as of the Date of Termination; and (iii) for up to eighteen (18) months following the executive's termination of employment, payment of the difference between the cost of COBRA continuation coverage for the executive and any dependent who received health insurance coverage prior to such termination, and any premium contribution amount applicable to the executive as of such termination. Our obligation to provide the foregoing benefits is subject to the executive entering into a new noncompetition agreement with us that contains noncompetition and employee non-solicitation covenants in effect for one year from termination of the executive's employment and the effectiveness of a release of claims executed by the executive in favor of us.

Amendment to Employment Agreement with Mr. Mungovan.

On July 15, 2022, we and Mr. Mungovan entered into an amendment to Mr. Mungovan's Employment Agreement. Under the terms of the amendment, Mr. Mungovan's employment by Aware terminated on August 31, 2022, and Mr. Mungovan agreed to assist Aware in transitioning his position to Craig Herman. Following Mr. Mungovan's execution and delivery of a noncompetition agreement and a release in the forms attached to his Employment Agreement, we agreed to continue to pay him his base salary for a period of 12 months beginning on September 1, 2022.

Other Separation Benefits

With the exception of the Employment Agreements, including the change in control provisions provided therein, our executive officers do not have any agreements different from other employees with respect to payments or benefits received as a result of a termination of employment, retirement and change in control. The payments and benefits include accrued vacation pay and the right to elect continued health coverage under COBRA. There is no acceleration in the vesting of stock options or other equity awards that are required as a result of a retirement.

11667623.3

Pay for Performance Table

The following table provides a comparison between two measures of compensation for our named executive officers and certain measures of performance. The two compensation measures are the named executive officers' "total compensation," as presented in the Summary Compensation Table, and their "compensation actually paid," a new measure of compensation required by SEC rules. These measures are presented for each person who served as our Chief Executive Officer during the relevant year, individually, and for our other named executive officers, as an average for the group.

While both "total compensation" and "compensation actually paid" measure compensation for the same fiscal year, the two measures are calculated differently. Compensation actually paid is based on total compensation but substitutes different amounts for equity compensation. Compensation actually paid removes from total compensation the grant-date fair value of equity awards granted during the relevant year and replaces it with the net aggregate change in the fair value of equity awards during the relevant year. This net aggregate change in fair value represents the sum of:

- the year-end fair value of new awards granted during the year that are outstanding and unvested as of the end of the year;

- the change in the fair value (positive or negative) of unvested awards outstanding during the entire year, measured from the beginning of the year to the end of the year;

- the vesting-date fair value of new awards that are granted and also vest in the year;

- the change in the fair value (positive or negative) of unvested awards that are held at the beginning of the year and that also vest during the year, measured from the beginning of the year to the vesting date;

- the loss in fair value of unvested awards outstanding at the beginning of the year that fail to meet applicable vesting conditions during the year, measured as the loss of the fair value of those awards at the beginning of the year; and

- the dollar value of any dividends or other earnings paid on awards during the year prior to any vesting date that are not otherwise reflected in total compensation for the year.

The net change in aggregate fair value must also reflect any increase in the fair value of any equity awards that were repriced or otherwise materially modified during the year. No equity awards were repriced or otherwise materially modified during any of the years presented.

Year	Summary Compensation Table Total for Mr. Eckel ($)	Compensation Actually Paid to Mr. Eckel ($)		Average Summary Compensation Table Total for NEOs, other than Mr. Eckel ($)	Average Compensation Actually Paid to NEOs other than Mr. Eckel ($)		Value of Initial Fixed $100 Investment Based on Total Shareholder Return (1) ($)	Net Loss (in Thousands) ($)
2022	443,466	(351,996)	(2)	381,394	166,041	(2)	49	1,726
2021	2,788,261	1,464,605	(3)	944,721	634,104	(3)	90	5,824

11667623.3

(1) Represents the cumulative total shareholder return (on a dividends-reinvested basis) on our common stock from December 31, 2020, the last trading day before the earliest year presented in the table, to the last trading day of the relevant year, calculated on the basis of an investment of $100 in our common stock on December 31, 2020.

(2) Represents compensation actually paid for 2022 to Robert A. Eckel and the average compensation actually paid for 2022 to Messrs. Barcelo, Lazzouni, and Mungovan, our other named executive officers for 2022. The following table provides the adjustments to total compensation that were made in order to calculate compensation actually paid:

Change in Fair Value	Mr. Eckel ($)	Average for NEO's other than Mr. Eckel ($)
Subtract Stock and Option Awards from Summary Compensation Table	(55,000)	(51,617)
New Grants Unvested at Year-End	-	-
Prior Year Awards Unvested at Year-End	(705,456)	(102,027)
New Grants that Vested in 2022	-	13,633
Prior Year Awards that Vested in 2022	(35,006)	(34,346)
Prior Year Awards that Failed to Vest in 2022	-	(40,997)
Dividends or Earnings on Awards Before Vesting	-	-
Total Change in Fair Value	(795,462)	(215,353)

Specific assumptions used to determine the fair value of options in the table above, using the Black-Scholes valuation model were expected term of 2.80-4.74 years based on the simplified method, volatility of 52-53% based on an average of historical volatility over the expected term of the stock options, and risk-free interest rate of 4.22% based on the U.S. Treasury yield curve equal to the expected term of the stock option.

(3) Represents compensation actually paid for 2021 to Mr. Eckel, and the average compensation actually paid for 2021 to Mr. Lazzouni and Robert Mungovan, our other named executive officers for 2021. The following table provides the adjustments to total compensation that were made in order to calculate compensation actually paid:

11667623.3

Change in Fair Value	Mr. Eckel ($)	Average for NEO's other than Mr. Eckel ($)
Subtract Stock and Option Awards from Summary Compensation Table	(2,335,250)	(543,593)
New Grants Unvested at Year-End	1,012,500	234,900
Prior Year Awards Unvested at Year-End	(21,438)	(7,657)
New Grants that Vested in 2021	-	-
Prior Year Awards that Vested in 2021	20,531	5,733
Prior Year Awards that Failed to Vest in 2021	-	-
Dividends or Earnings on Awards Before Vesting	-	-
Total Change in Fair Value	(1,323,656)	(310,617)

Specific assumptions used to determine the fair value of options in the table above, using the Black-Scholes valuation model were expected term of 3.80-5.41 years based on the simplified method, volatility of 40-43% based on an average of historical volatility over the expected term of the stock options, and risk-free interest rate of 0.67-1.26% based on the U.S. Treasury yield curve equal to the expected term of the stock option.

The following table shows, for the periods presented in the foregoing table, the relationship between, on the one hand, the compensation actually paid to Mr. Eckel and the average compensation actually paid to our other named executive officers and, on the other hand, each of:

- Our cumulative total shareholder return since December 31, 2020, the last trading day before fiscal year 2021; and

- Our net loss over the last two years.

Year	Compensation Actually Paid to Mr. Eckel ($)	Average Compensation Actually Paid to NEOs other than Mr. Eckel ($)	Total Shareholder return since December 31 2020	Net Loss ($)
2022	(351,996)	166,041	-51%	1,726
2021	1,464,605	634,104	-10%	5,824

Metric		2021		2022	Change from 2021 to 2022
Compensation actually paid to Mr. Eckel	$	1,464,605	$	(351,996)	-124%
Average Compensation Actually Paid to NEOs other than Mr. Eckel	$	634,104	$	166,041	-74%
Total Shareholder Return since December 31, 2020		-10%		-51%	-41%
Net Loss (in thousands)	$	5,824	$	1,726	-70%

11667623.3

DIRECTOR COMPENSATION

We reimburse each director for expenses incurred in attending meetings of the board of directors.

In March 2023, the Compensation Committee approved the following grants of unrestricted stock to our directors under our 2001 Nonqualified Stock Plan in recognition of their ongoing contributions to us:

Name	# of Shares
Brent P. Johnstone	41,813
Brian D. Connolly	33,041
Gary Evee	29,240
Peter R. Faubert	30,117
John Stafford, III	-

John Stafford, III was eligible for a grant of unrestricted stock of 27,192 shares for his 2023 director compensation. However, as our largest shareholder he elected to forego his director compensation 2023 and as a result did not receive a grant of unrestricted stock in 2023.

The number of shares underlying each award is equal to value of the award divided by the closing price for a share of our common stock on the Nasdaq Global Market on the date of the grant. For 2022 and 2023, the value of the director awards was determined as follows:

Board Role	Value of Award for 2022 ($)	Value of Award for 2021 ($)
Chairman of the board of directors	60,000	60,000
Service on the board of directors (other than as Chairman)	40,000	40,000
Audit Committee chair	10,000	10,000
Audit Committee member (other than chair)	5,000	5,000
Compensation Committee chair	10,000	10,000
Compensation Committee member (other than chair)	5,000	5,000
Nominating and Corporate Governance committee chair	10,000	6,000
Nominating and Corporate Governance committee member (other than chair)	1,500	1,500

The following table provides information about the compensation of our directors for 2022.

Non-Employee Director Compensation Table for 2022

11667623.3

Name	Stock Awards (#)	Stock Awards ($)(2)	Total ($)
Brian D. Connolly	15,147	56,500	56,500
Gary Evee	12,332	46,000	46,000
Peter R. Faubert	13,807	51,500	51,500
Brent P. Johnstone	19,169	71,500	71,500
John S. Stafford, III	12,466	46,500	46,500

(1) The value of the unrestricted stock award was determined based on the fair market value of Aware stock on the date of the grant in accordance with ASC 718.

11667623.3

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

At the close of business on November 8, 2023 there were issued and outstanding 20,990,819, shares of common stock. On November 8, 2023 the closing price of our common stock as reported by the Nasdaq Global Market was $1.50 per share.

Principal stockholders

The following table provides information about the beneficial ownership of our common stock as of November 8, 2023 by:

- each person known by us to own beneficially more than five percent of our common stock;

- each of our directors;

- each of our named executive officers; and

- all of our current executive officers and directors as a group.

In accordance with SEC rules, beneficial ownership includes any shares for which a person has sole or shared voting power or investment power and any shares of which the person has the right to acquire beneficial ownership within 60 days after November 8, 2023 through the exercise of any option or otherwise. Except as noted below, we believe that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Percentage of beneficial ownership is based on 20,990,819 shares of common stock outstanding as of November 8, 2023. In calculating a person's percentage ownership, we have treated as outstanding any shares that the person has the right to acquire within 60 days of November 8, 2023. All shares included in the "Right to acquire" column represent shares subject to outstanding stock options potentially exercisable within 60 days after November 8, 2023. The information as to each person has been furnished by such person.

Unless otherwise noted in the following table, the address of each person listed in the table is c/o Aware, Inc., 76 Blanchard Road, Burlington, Massachusetts 01803.

Name	Number of shares beneficially owned			Percent beneficially owned
	Outstanding shares	Right to acquire	Total number	
John S. Stafford, III**	5,028,077	0	5,028,077	24.0%
Susan Yang Stafford (1) Susan Yang Stafford 2010 Kimborama Trust and Kimberly Susan Stafford 2004 Irrevocable Trust and Susan Yang Stafford Revocable Trust of 2011 c/o Ronin Capital, LLC 350 N. Orleans Street, Suite 2N Chicago, IL 60654	2,746,881	0	2,746,881	13.1%
Dimensional Fund Advisors LP (2) Building One 6300 Bee Cave Road Austin, Texas 78746	1,575,334	0	1,575,334	7.5%
Robert A. Eckel**	263,497	878,125	1,141,622	5.4%
David B. Barcelo	64,390	174,997	239,387	1.1%
Mohamed Lazzouni**	42,442	145,314	187,756	*
Brian D. Connolly**	131,246	0	131,246	*
Brent P. Johnstone**	138,663	0	138,663	*
Peter R. Faubert**	34,906	0	34,906	*
Gary Evee**	21,317	0	21,317	*
Craig Herman**	9,803	—	9,803	*
All directors and executive officers as a group ** (8 persons)	**5,660,148**	**1,023,439**	**6,683,587**	**31.9%**

* Less than one percent

** Director and/or named executive officer.

(1) The number of shares beneficially owned by Susan Yang Stafford, Susan Yang Stafford 2010 Kimborama Trust, Kimberly Susan Stafford 2004 Irrevocable Trust and Susan Yang Stafford Revocable Trust of 2011 is based upon information in a Schedule 13G/A filed by Susan Yang Stafford, Susan Yang Stafford 2010 Kimborama Trust, Kimberly Susan Stafford 2004 Irrevocable Trust and Susan Yang Stafford Revocable Trust of 2011 on February 14, 2018. According to such Schedule 13G/A, (a) Susan Yang Stafford 2010 Kimborama Trust is the record owner of 2,131,449 shares of common stock of Aware; Susan Yang Stafford, in her capacity as trustee of the Susan Yang Stafford 2010 Kimborama Trust, has the power to vote and dispose of the common stock of Aware held by such Trust (b) Kimberly Susan Stafford 2004 Irrevocable Trust is the record owner of 315,693 shares of common stock of Aware; Susan Yang Stafford, in her capacity as trustee of the Kimberly Susan Stafford 2004 Irrevocable Trust, has the power to vote and dispose of the common stock of Aware held by such Trust and (c) Susan Yang Stafford Revocable Trust of 2011 is the record owner of 299,739 shares of common stock of Aware. Ms. Yang Stafford is the wife of John S. Stafford, Jr. Mr. Stafford, Jr. disclaims beneficial ownership in the 2,746,881 shares of the common stock of Aware owned beneficially by his wife, Susan Yang Stafford, through the Susan Yang Stafford 2010 Kimborama Trust, the Kimberly Susan Stafford 2004 Irrevocable Trust and the Susan Yang Stafford Revocable Trust of 2011.
(2) The number of shares beneficially owned by Dimensional Fund Advisors LP is based upon information in a Schedule 13G/A filed by Dimensional Fund Advisors LP on February 10, 2023. According to such Schedule 13G/A, Dimensional Fund Advisors LP has sole power to vote or to direct the vote with respect to 1,556,703 shares and has sole power to dispose or direct the disposition of 1,575,334 shares.
(3) Mr. Barcelo resigned effective October 24, 2023.
(4) Includes 16,521 shares of common stock awarded under the 2001 Plan, which will be issued on December 31, 2023, provided Mr. Connolly is serving as a director, officer or employee of us or any of our subsidiaries on said date.
(5) Includes 20,906 shares of common stock awarded under the 2001 Plan, which will be issued on December 31, 2023, provided Mr. Johnstone is serving as a director, officer or employee of us or any of our subsidiaries on said date.
(6) Includes 15,059 shares of common stock awarded under the 2001 Plan, which will be issued on December 31, 2023, provided Mr. Faubert is serving as a director, officer or employee of us or any of our subsidiaries on said date.
(7) Includes 14,620 shares of common stock awarded under the 2001 Plan, which will be issued on December 31, 2023, provided Mr. Evee is serving as a director, officer or employee of us or any of our subsidiaries on said date.

Equity Compensation Plan Information

The following table sets forth additional information as of December 31, 2022, regarding securities authorized for issuance under our existing equity compensation plans and

11667623.3

arrangements, divided between plans approved by our stockholders and plans or arrangements that were not required to be and were not submitted to our stockholders for approval.

The equity compensation plan approved by our stockholders is our 2021 Employee Stock Purchase Plan. Our 2001 Plan was not approved by our stockholders. Our board of directors approved the 2001 Plan in April 2001 and amended it in July 2002.

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (#) ©
Equity compensation plans approved by stockholders:			
2021 Employee Stock Purchase Plan	—	—	870,435
Equity compensation plans not approved by stockholders:			
2001 Nonqualified Stock Plan	2,560,000	$ 4.96	889,262
Total	2,560,000	$ 4.96	1,759,697

Description of the 2001 Plan

The following summary of the material provisions of the 2001 Plan is qualified in its entirety by reference to the full text of the 2001 Plan. The 2001 Plan permits the grant of nonqualified stock options, restricted stock awards, unrestricted stock awards and performance share awards. The maximum number of shares of common stock issuable in connection with awards granted under the 2001 Plan is 8,000,000 shares. As of November 8, 2023 an aggregate of 1,277,130 shares remained available for future grants under our 2001 Plan. If the 2023 Plan is approved, no further awards will be granted under the 2001 Plan.

The 2001 Plan is administered by a committee consisting of at least two directors who are both "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act. Except as specifically reserved to the board under the terms of the 2001 Plan, the committee has full and final authority to operate, manage and administer the 2001 Plan on our behalf. Our compensation committee administers the 2001 Plan.

The committee fixes the term of each stock option granted under the 2001 Plan at the time of grant. No stock option shall be exercisable more than 10 years after the date of grant. The committee has the authority to determine the time or times at which stock options granted under the plan may be exercised. With respect to grants of restricted stock, the committee will specify at the time of grant the dates or performance goals on which the non-transferability of the restricted stock and our right of repurchase shall lapse. With respect to performance share

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awards, the committee shall determine the performance goals applicable under each award and the time period over which performance is to be measured.

The committee will determine at the time of grant the exercise price per share of the common stock covered by an option grant, or the purchase price per share of restricted or unrestricted stock. The exercise price per share of a stock option and the purchase price per share of a restricted stock grant may not be less than fair market value on the date of grant.

Except as otherwise provided, stock options granted under the 2001 Plan are not exercisable following termination of the holder's employment. Our stock option agreements typically provide for our employees (other than directors and officers) that in the event of termination of an option holder's employment, options will be exercisable, to the extent of the number of shares then vested, (a) for one year following the termination of the holder's employment if such termination is the result of permanent and total disability, (b) by the holder's executors, administrators or any person to whom the option may be transferred by will or by the laws of descent and distribution, for one year following the termination of employment if such termination is the result of the holder's death or (c) for six months after the date of termination of the holder's employment by the holder, by us or by Normal Retirement (as defined in the 2001 Plan). Our stock option agreements typically provide for our directors and officers that in the event of termination of an option holder's employment or service to us, options will be exercisable, to the extent of the number of shares then vested, (a) for two years following the termination of the holder's employment or service if such termination is the result of permanent and total disability, (b) by the holder's executors, administrators or any person to whom the option may be transferred by will or by the laws of descent and distribution, for two years following the termination of employment or service if such termination is the result of the holder's death or (c) for two years after the date of termination of the holder's employment or service by the holder, by us or by Normal Retirement (as defined in the 2001 Plan). However, in no event will a new option be exercisable after its expiration date.

In the event that we effect a stock dividend, stock split or similar change in capitalization affecting its stock, the committee shall make appropriate adjustments in (a) the number and kind of shares of stock or securities with respect to which awards may thereafter be granted, (b) the number and kind of shares remaining subject to outstanding awards under the plan, and (c) the option or purchase price in respect of such shares. The 2001 Plan provides that if we merge, consolidate, dissolve or liquidate, the committee may, in its sole discretion, as to any outstanding award, make such substitution or adjustment in the total number of shares reserved for issuance and in the number and purchase price of shares subject to such awards as it may determine, or accelerate, amend or terminate such awards upon such terms and conditions as it shall provide.

Our board of directors may amend or discontinue the 2001 Plan at any time. The committee may at any time amend or cancel an outstanding award granted under the plan. In either case, no such action may adversely affect rights under any outstanding award without the holder's consent.

HOUSEHOLDING

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Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements. This means that only one copy of our documents, including this proxy statement or corresponding notice, may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you upon written or oral request to Aware, Inc., 76 Blanchard Rd, Burlington, MA 01803, Attention: Secretary. If you want to receive separate copies of the proxy statement or Annual Report to Stockholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

STOCKHOLDER PROPOSALS

If any stockholder would like to include any proposal in our proxy materials for our next annual meeting of stockholders or special meeting in lieu thereof, the stockholder must comply with the requirements of Rule 14a-8 under the Exchange Act. Among other requirements, we must receive the proposal at our executive offices no later than December 17, 2023. If any stockholder would like to submit a proposal for that meeting outside the processes of Rule 14a-8, we receive notice of that proposal no earlier than February 15, 2024 and no later than March 16, 2024. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Aware's nominees must provide notice to us that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 7, 2024.

OTHER MATTERS

Our board of directors does not know of any other matters to be brought before the Special Meeting. If any other matters not mentioned in this proxy statement are properly brought before the Special Meeting, the individuals named in the enclosed proxy intend to use their discretionary voting authority under the proxy to vote the proxy in accordance with their best judgment on those matters.

DOCUMENTS INCORPORATED BY REFERENCE

As permitted by Item 13(b) of Schedule 14A of Regulation 14A under the Exchange Act, we are incorporating by reference into this proxy statement specific documents that we filed with the SEC, which means that we may disclose important information to you by referring you to those documents that are considered part of this proxy statement. Information that we file subsequently with the SEC will automatically update and supersede this information.

We incorporate by reference into this proxy statement the following documents filed with the SEC (Commission File No. 000-21129), and any future documents that we file with the SEC prior to the special meeting, excluding any reports or portions thereof that have been "furnished" but not "filed" for purposes of the Exchange Act):

- Annual Report on Form 10-K for the fiscal year ended March 30, 2023 (filed with the SEC on March 15, 2023 and as amended on March 17, 2023); and

- Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 (filed with the SEC on May 3, 2023, August 2, 2023 and November 3, 2023, respectively).

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained herein, in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this proxy statement.

We will provide to each person, including any beneficial owner, to whom a proxy statement is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated by reference, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents. You can request copies of such documents if you call or write us at the following address or telephone number:

Aware, Inc.
76 Blanchard Road
Burlington, Massachusetts 01803
Attention: Secretary

AWARE, INC. 2023 EQUITY AND INCENTIVE PLAN

Section 1. *Purposes of the Plan*

The purposes of the Aware, Inc. 2023 Equity and Incentive Plan (the "Plan") are: (i) to provide long-term incentives and rewards to those employees, officers, directors and other key persons (including consultants) of Aware, Inc. (the "Company") and its Subsidiaries (as defined below) who are in a position to contribute to the long-term success and growth of the Company and its Subsidiaries, (ii) to assist the Company and its Subsidiaries in attracting and retaining persons with the requisite experience and ability, and (iii) to more closely align the interests of such employees, officers, directors and other key persons with the interests of the Company's stockholders.

Section 2. *Definitions*

The following terms shall be defined as set forth below:

"Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

"Administrator" is defined in Section 3(a).

"Award" or *"Awards,"* except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Dividend Equivalent Rights and Cash Awards.

"Award Agreement" shall mean the agreement, whether in written or electronic form, specifying the terms and conditions of an Award granted under the Plan.

"Board" means the Board of Directors of the Company.

"Cash Awards" means Awards granted pursuant to Section 11.

"Change in Control Transaction" is defined in Section 19.

"Code" means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

"Dividend Equivalent Right" means Awards granted pursuant to Section 12.

"Effective Date" means the date on which the Plan becomes effective as set forth in Section 21.

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"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"Fair Market Value" means the closing price for the Stock on any given date during regular trading, or as reported on the principal exchange on which the Stock is then traded, or if not trading on that date, such price on the last preceding date on which the Stock was traded, unless determined otherwise by the Administrator using such methods or procedures as it may establish.

"Grant Date" means the first date on which all necessary corporate action has been taken to approve the grant of the Award as provided in the Plan, or such later date as is determined and specified as part of that authorization process.

"Incentive Stock Option" means any Stock Option designated and qualified as an "incentive stock option" as defined in Section 422 of the Code.

"Independent Director" means a member of the Board who is not also an employee of the Company or any Subsidiary.

"Nonstatutory Stock Option" means any Stock Option that is not an Incentive Stock Option.

"Option" or *"Stock Option"* means any option to purchase shares of Stock granted pursuant to Section 6.

"Reporting Persons" means a person subject to Section 16 of the Exchange Act.

"Restricted Stock Award" means Awards granted pursuant to Section 8.

"Restricted Stock Units" means Awards granted pursuant to Section 9.

"Section 409A" means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

"Service Relationship" means any relationship as an employee, officer, director or consultant of the Company or a Subsidiary.

"Stock" means the Class A common stock, par value $0.0001 per share, of the Company, subject to adjustments pursuant to Section 4.

"Stock Appreciation Right" means an Award granted pursuant to Section 7.

"Subsidiary" means any corporation or other entity (other than the Company) in which the Company owns at least a 50% interest or controls, either directly or indirectly.

"Substitute Award" means an Award granted pursuant to Section 4(c).

"Termination Date" means the date, as determined by the Administrator, that an individual's Service Relationship terminates for any reason.

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"Unrestricted Stock Award" means any Award granted pursuant to Section 10.

Section 3.   ***Administration of Plan***

      1.   <u>Administrator</u>.   The Plan shall be administered by either the Board or a committee of the Board of not less than two Independent Directors (in either case, the "Administrator"), as determined by the Board from time to time; provided that for purposes of Awards to directors or Reporting Persons of the Company, the Administrator shall be deemed to include only directors who are Independent Directors and no director who is not an Independent Director shall be entitled to vote or take action in connection with any such proposed Award.

      2.   <u>Powers of Administrator</u>.   The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

      a.   to select the individuals to whom Awards may from time to time be granted;

      b.   to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Dividend Equivalent Rights and Cash Awards, or any combination of the foregoing, granted to any one or more grantees;

      c.   to determine the number of shares of Stock to be covered by any Award;

      d.   to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the form of written instruments evidencing the Awards;

      e.   to accelerate at any time the exercisability or vesting of all or any portion of any Award;

      f.   subject to the provisions of Section 6(a)(ii) or Section 7(a)(iii), to extend at any time the period in which Stock Options or Stock Appreciation Rights may be exercised;

      g.   to determine at any time whether, to what extent, and under what circumstances distribution or the receipt of Stock and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the grantee and whether and to what extent the Company shall pay or credit amounts constituting

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interest (at rates determined by the Administrator) or dividends or deemed dividends on such deferrals;

h.   at any time to adopt, alter and repeal such rules, guidelines and practices for administration and operation of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration and operation of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan; and

i.   to make any adjustments or modifications to Awards granted to participants who are working outside the United States and adopt any sub-plans as may be deemed necessary or advisable for participation of such participants, to fulfill the purposes of the Plan and/or to comply with applicable laws.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

3.   Delegation of Authority to Grant Awards.   The Administrator, in its discretion, may delegate to one or more executive officers of the Company all or part of the Administrator's authority and duties with respect to the granting of Awards at Fair Market Value to individuals who are not Reporting Persons. Any such delegation by the Administrator shall include a limitation as to the amount or value of Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price of any Stock Option, the conversion ratio or price of other Awards and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator's delegate or delegates that were consistent with the terms of the Plan.

4.   Indemnification.   Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors' and officers' liability insurance coverage which may be in effect from time to time.

Section 4.   Stock Issuable Under the Plan; Changes in Stock; Substitution; Director Limits

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Stock Issuable.   The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 1,277,130 shares, subject to adjustment as provided in Section 4(b) (the "Pool"), plus an additional number of shares equal to the number of shares of Stock subject to awards granted under the Company's Amended and Restated 2001 Nonqualified Stock Plan (the "2001 Plan") that expire or terminate without having been exercised, are forfeited to or otherwise repurchased at the grantee's original purchase price by the Company, or are withheld by the Company in payment of the exercise price of an option under such plan or to satisfy tax withholding obligations with respect to such exercise, up to a maximum of 2,590,000 shares, all of which may be issued with respect to Incentive Stock Options to the extent consistent with Section 422 of the Code. For purposes of this limitation, in respect of any shares of Stock under any Award under the Plan which shares are forfeited, canceled, held back upon the exercise of an Option or settlement of an Award to satisfy the exercise price or tax withholding, satisfied without the issuance of Stock, otherwise terminated, or, for shares of Stock issued pursuant to any unvested full value Award, reacquired by the Company at not more than the grantee's purchase price ("Unissued Shares"), the number of shares of Stock that were removed from the Pool for such Unissued Shares shall be added back to the Pool and, to the extent consistent with the requirements of Section 422 of the Code such shares may be issued as Incentive Stock Options. The shares available for issuance from the Pool may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company and held in its treasury, or shares purchased on the open market. In addition, Substitute Awards shall not reduce the Stock authorized for grant under the Plan, including the shares available to be issued in the form of Incentive Stock Options to the extent consistent with the requirements of Section 422 of the Code; nor shall Stock subject to a Substitute Award again be available for Awards under the Plan to the extent of any forfeiture, cancelation, reacquisitions, expiration, termination, cash settlement or non-issuance, as set forth above.

Changes in Stock.   Subject to Section 19 hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Company's capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or

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exchanged for a different number or kind of securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price per share subject to each outstanding Restricted Stock Award, and (iv) the price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of Stock Options or Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

The Administrator may also adjust the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration material changes in accounting practices or principles, extraordinary dividends, acquisitions or dispositions of stock or property or any other event if it is determined by the Administrator that such adjustment is appropriate to avoid distortion in the operation of the Plan, provided that no such adjustment shall be made in the case of an Incentive Stock Option, without the consent of the grantee, if it would constitute a modification, extension or renewal of the Option within the meaning of Section 424(h) of the Code.

Substitute Awards.   The Administrator may grant Awards ("Substitute Awards") under the Plan in substitution for stock and stock-based awards held by employees, directors or other key persons of another corporation in connection with the merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the employing corporation. The Administrator may direct that the Substitute Awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances.

Maximum Awards to Independent Directors. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Independent Director in any calendar year shall not exceed: (i) $1,000,000 in the first calendar year an individual becomes an Independent Director and (ii) $750,000 in any other calendar year; *provided, however*, that this limitation shall be determined without regard to amounts paid to an Independent Director (including retirement benefits and severance payments) in respect of any services provided in any capacity (including

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employee or consultant) other than as an Independent Director; *and provided further*, that the Board may make exceptions to this limit for a non-executive chair of the Board with the approval of a majority of the disinterested directors.

5. No Repricing. Notwithstanding anything in this Plan to the contrary, no amendment or modification may be made to an outstanding Option or SAR, including, without limitation, by replacement of Options or SARs with cash or other award type, that would be treated as a repricing under the rules of the securities exchange or market system constituting the primary market for the Stock, in each case, without the approval of the shareholders of the Company, provided, that, appropriate adjustments may be made to outstanding Options and SARs pursuant to Section 4(b) and may be made to make changes to achieve compliance with applicable law.

Section 5.   Eligibility

Incentive Stock Options may only be granted to employees (including officers and directors who are also employees) of the Company or a Subsidiary. All other Awards may be granted to employees, officers, directors and key persons (including consultants and prospective employees) of the Company and its Subsidiaries.

Section 6.   Stock Options

Stock Options.   Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve, and may be either Incentive Stock Options or Nonstatutory Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a "subsidiary corporation" within the meaning of Section 424(f) of the Code. To the extent that an Option does not qualify as an Incentive Stock Option, it shall be deemed a Nonstatutory Stock Option.

Stock Options granted pursuant to this Section 6 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee's election, subject to such terms and conditions as the Administrator may establish.

a.   Exercise Price.   The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 6 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the Grant Date. If an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than

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10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation and an Incentive Stock Option is granted to such employee, the option price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the Grant Date.

b. Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than 10 years after the date the Stock Option is granted. If an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation and an Incentive Stock Option is granted to such employee, the term of such Stock Option shall be no more than five years from the date of grant. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (other than an Incentive Stock Option) (i) the exercise of the Option is prohibited by applicable law or (ii) Stock may not be purchased or sold by certain employees or directors of the Company due to a black-out period of a Company policy or a lock-up agreement undertaken in connection with an offering of securities of the Company, the term of the Option shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement subject to the requirements of Section 409A; provided, however, that no such extension will be made if the exercise price of such Option at the date the initial term would otherwise expire is above the Fair Market Value of the Stock on such date.

c. Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the Grant Date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

d. Method of Exercise. Stock Options may be exercised in whole or in part, by giving written notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods to the extent provided in the Option Award agreement:

i. In cash, or by certified or bank check or other instrument acceptable to the Administrator;

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ii.   Through the delivery (or attestation to the ownership) of shares of Stock that are not then subject to restrictions under any company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

iii.   By a "cashless exercise" arrangement pursuant to which the optionee delivers to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Administrator shall prescribe as a condition of such payment procedure;

iv.   With the consent of the Administrator, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; or

v.   Any other method permitted by the Administrator.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Option Award agreement or applicable provisions of laws. In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of shares attested to.

Annual Limit on Incentive Stock Options.   To the extent required for "incentive stock option" treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Nonstatutory Stock Option.

Non-transferability of Incentive Stock Options.   No Incentive Stock Option shall be transferable by the optionee otherwise than by will or

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by the laws of descent and distribution and Incentive Stock Options shall be exercisable, during the optionee's lifetime, only by the optionee, or by the optionee's legal representative or guardian in the event of the optionee's incapacity.

Section 7. Stock Appreciation Rights

Nature of Stock Appreciation Rights.   A Stock Appreciation Right is an Award entitling the recipient to receive cash or shares of Stock, as determined by the Administrator, having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the grant price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised. Stock Appreciation Rights shall be subject to the following terms and conditions and shall contain such other terms and conditions as shall be determined from time to time by the Administrator.

Grant Price of Stock Appreciation Rights.   The grant price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the Grant Date.

e.   Grant of Stock Appreciation Rights.   Stock Appreciation Rights may be granted by the Administrator in tandem with, or independently of, any Stock Option granted pursuant to Section 6 of the Plan.

f.   Stock Appreciation Right Term. The term of a Stock Appreciation Right may not exceed ten years. Notwithstanding the foregoing, in the event that on the last business day of the term of a Stock Appreciation Right (i) the exercise of the Stock Appreciation Right is prohibited by applicable law or (ii) Stock may not be purchased or sold by certain employees or directors of the Company due to a black-out period of a Company policy or a lock-up agreement undertaken in connection with an offering of securities of the Company, the term of the Stock Appreciation Right shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement subject to the requirements of Section 409A; provided, however, that no such extension will be made if the grant price of such Stock Appreciation Right at the date the initial term would otherwise expire is above the Fair Market Value of the Stock on such date. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

Section 8. Restricted Stock Awards

Nature of Restricted Stock Awards.   A Restricted Stock Award is an Award entitling the recipient to acquire, at such purchase price (if any) as determined by the Administrator, shares of Stock subject to such restrictions and conditions as the Administrator may determine at the time of grant ("Restricted Stock"). Conditions may be based on a continuing Service Relationship and/or achievement of pre-established performance goals and objectives. The grant of a Restricted Stock Award is contingent on the grantee executing a Restricted Stock Award agreement. The terms and conditions of each such agreement shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

6.   Rights as a Stockholder.   Upon execution of a written instrument setting forth the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Stock, subject to any exceptions or conditions contained in the written instrument evidencing the Restricted Stock Award. Unless the Administrator shall otherwise determine, certificates evidencing the Restricted Stock shall remain in the possession of the Company until such Restricted Stock is vested as provided in Section 8(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company a stock power endorsed in blank.

7.   Restrictions.   Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award agreement. If a grantee's Service Relationship terminates for any reason, the Company shall have the right to repurchase Restricted Stock that has not vested as of the Termination Date at its original purchase price, if any, from the grantee or the grantee's legal representative. Unless otherwise stated in the written instrument evidencing the Restricted Stock Award, any Restricted Stock for which the grantee did not pay any purchase price and which is not vested as of the grantee's Termination Date shall automatically be forfeited immediately following such termination.

8.   Vesting of Restricted Stock.   The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Stock and the Company's right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed "vested." Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 17 below, in writing after the Award agreement is issued, a grantee's rights in any shares of Restricted Stock that have not vested shall automatically terminate upon the grantee's

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Termination Date and such shares shall be subject to forfeiture or the Company's right of repurchase as provided in Section 8(c) above.

Section 9. *Restricted Stock Units*

Nature of Restricted Stock Units.   A Restricted Stock Unit is a bookkeeping entry representing the right to receive, upon its vesting, one share of Stock (or a percentage or multiple of one share of Stock if so specified in the Award Agreement evidencing the Award) for each Restricted Stock Unit awarded to a grantee and represents an unfunded and unsecured obligation of the Company. The Administrator shall determine the restrictions and conditions applicable to each Restricted Stock Unit at the time of grant. Conditions may be based on a continuing Service Relationship and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award Agreement shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. At the end of the vesting period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock. Notwithstanding the foregoing, the Administrator, in its discretion, may determine either at the time of grant or at the time of settlement, that a Restricted Stock Unit shall be settled in cash. To the extent that an award of Restricted Stock Units is subject to Section 409A, it may contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order for such Award to comply with the requirements of Section 409A.

9.   Rights as a Stockholder.   A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the unissued shares of Stock underlying his Restricted Stock Units, subject to such terms and conditions as the Administrator may determine.

10.   Termination.   Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 18 below, in writing after the Award is issued, a grantee's right in all Restricted Stock Units that have not vested shall automatically terminate immediately upon termination of the grantee's Service Relationship for any reason.

Section 10. *Unrestricted Stock Awards*

Grant or Sale of Unrestricted Stock.   The Administrator may, in its sole discretion, grant (or sell at a purchase price (determined by the Administrator) an Unrestricted Stock Award to any grantee, pursuant to which such grantee may receive shares of Stock free of any restrictions ("Unrestricted Stock") under the Plan. Unrestricted Stock Awards may be

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granted or sold as described in the preceding sentence in respect of past services or other valid consideration, or in lieu of any cash compensation due to such participant.

Section 11. Cash Awards

The Administrator, in its discretion, may provide for cash payments to be made under the Plan as a form of Award. The Administrator shall determine a cash payment amount, formula or payment range for the Cash Award, the conditions upon which the Cash Award shall become vested or payable, and such other terms and conditions as the Administrator shall determine. Payment, if any, with respect to a Cash Award shall be made in accordance with the terms of the Award.

Section 12. Dividend Equivalent Rights

Dividend Equivalent Rights.   A Dividend Equivalent Right is an Award entitling the recipient to receive credits based on cash dividends that would be paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares were held by the recipient. A Dividend Equivalent Right may be granted hereunder to any participant, as a component of another Award (other than an Option or Stock Appreciation Right) or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the grant. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other award. A Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other award.

Section 13. Tax Withholding

Payment by Grantee.   Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes taxable, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any

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payment of any kind otherwise due to the grantee. The Company's obligation to deliver stock certificates to any grantee is subject to and is conditioned on tax obligations being satisfied by the grantee.

11. Payment in Stock.   If provided in the instrument evidencing an Award, either the grantee or the Company may elect to have the statutory minimum required tax withholding obligation satisfied, in whole or in part, by (i) withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy such withholding amount due, or (ii) allowing a grantee to transfer to the Company shares of Stock owned by the grantee with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy such withholding amount due.

Section 14.   Transferability of Awards

No Award shall be transferable by the grantee otherwise than by will or by the laws of descent and distribution and all Awards shall be exercisable, during the grantee's lifetime, only by the grantee, or by the grantee's legal representative or guardian in the event of the grantee's incapacity. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide in the Award Agreement regarding a given Award (other than an Incentive Stock Option), or may agree in writing with respect to an outstanding Award, that the grantee may transfer the Award to members of the grantee's immediate family, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award.

Section 15.   Section 409A Awards

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A, and the Plan and all Award Agreements shall be interpreted accordingly. To the extent that any Award is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A (a "409A Award"), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a "separation from service" (within the meaning of Section 409A) to a grantee who is then considered a "specified employee" (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee's separation from service, or (ii) the grantee's death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated or postponed except to the extent permitted by Section 409A. Notwithstanding the foregoing, neither the Company nor any Subsidiary shall have any liability or obligation to any Award recipient or any other person for any taxes, interests or penalties that may arise as a result of any failure of the Plan or an Award to comply with, or be exempt from, Section 409A.

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Section 16.   Termination of Service Relationship

For purposes of the Plan, unless as otherwise set forth in an Award Agreement, the following events shall not be deemed a termination of a Service Relationship:

> a transfer to the employment or service of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another;
>
> any change in status between full-time and part-time employment, or a change in relationship between employee and consultant; or

12.   an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

Section 17.   Amendments and Termination

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder's consent. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, or to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by the Company stockholders. Nothing in this Section 17 shall limit the Administrator's authority to take any action permitted pursuant to Sections 3(b) or 4(c).

Section 18.   Status of Plan

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company's obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

Section 19.   Change in Control Provisions

> In the event of and subject to the consummation of a Change in Control Transaction as defined in this Section 19, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent the parties to such

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Change in Control Transaction do not provide for the assumption, continuation or substitution of Awards, upon the closing of the Change in Control Transaction (the "Closing") the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Agreement, all Options and Stock Appreciation Rights with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the Change in Control Transaction shall become fully vested and exercisable as of the Closing, all other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the Closing, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a Change In Control Transaction in the Administrator's discretion or to the extent specified in the relevant Award Agreement. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the "Transaction Price" (as defined below) multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Transaction Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Transaction Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Change in Control Transaction as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Transaction Price multiplied by the number of vested shares of Stock under such Awards.

"Change in Control Transaction" shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company's outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company's outstanding voting power immediately prior to

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such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

"Transaction Price," with respect to a Change in Control Transaction, shall mean the consideration payable, or otherwise to be received by stockholders of the Company, per share of Stock, as determined by the Administrator.

Section 20.   General Provisions

No Distribution; Compliance with Legal Requirements.   The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof. No shares of Stock shall be issued pursuant to an Award until all applicable securities law and other legal and stock exchange or similar requirements, whether located in the United States or a foreign jurisdiction, have been satisfied. The Administrator may require the placing of such stop-orders and restrictive legends on certificates, or notations on book records, for Stock and Awards as it deems appropriate. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

13.   Issuance of Stock; Fractional Shares.   To the extent certificated, stock certificates shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee's last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee's last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic "book entry" records). No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

14. <u>Awards to Non U.S. Recipients</u>. Notwithstanding anything to the contrary contained in this Plan, Awards may be made to an individual who is a foreign national or employed or performing services outside of the United States on such terms and conditions different from those specified in the Plan as the Administrator considers necessary or advisable to achieve the purposes of the Plan or to comply with applicable laws. The Administrator may establish subplans with respect to such Awards and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be incorporated into and made part of this Plan). Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

15. <u>Other Incentive Arrangements; No Rights to Continued Service Relationship</u>. Nothing contained in this Plan shall prevent the Board from adopting other or additional incentive arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any grantee any right to continued employment or other Service Relationship with the Company or any Subsidiary.

16. <u>Trading Policy Restrictions</u>. Option exercises and other Awards under the Plan shall be subject to such company's insider trading policy, as in effect from time to time.

17. <u>Forfeiture of Awards under Sarbanes-Oxley Act; Clawback Policy</u>. If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then, to the extent required by law, any grantee who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 shall reimburse the Company for the amount of any Award received by such individual under the Plan during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission, as the case may be, of the financial document embodying such financial reporting requirement. In addition, Awards under the Plan shall be subject to any policy of the Company providing for forfeiture of incentive or performance based compensation in the event of an individual's misconduct, or certain changes in the financial reporting or financial results of the Company (such policy, a "Clawback Policy"), as may be in effect from time to time.

18. <u>Delivery and Execution of Electronic Documents</u>. To the extent permitted by applicable law, the Company may (i) deliver by email or other

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electronic means (including posting on a web site maintained by the Company or by a third party under contract with the Company) all documents relating to the Plan and any Award thereunder (including without limitation, prospectuses required by the SEC) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements) and (ii) permit participants in the Plan to electronically execute applicable Plan documents (including but not limited to, Award Agreements) in a manner prescribed by the Administrator.

Section 21. *Effective Date of Plan, Term of Plan*

This Plan shall become effective upon approval by the holders of a majority of the shares of Stock of the Company present or represented and entitled to vote at a meeting of stockholders at which a quorum is present or by written consent of the stockholders. Subject to such approval by the stockholders, Awards may be granted hereunder on and after adoption of this Plan by the Board.

Section 22. *Governing Law*

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, applied without regard to conflict of law principles.

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